UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

THERMA-WAVE, INC.
(Name of Subject Company)

THERMA-WAVE, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
Series B Preferred Stock, par value $0.01 per share
(Title of Class of Securities)

88343A108 (Common Stock)
None (Series B Preferred Stock)
(CUSIP Number of Class of Securities)

Joseph J. Passarello
Senior Vice President and
Chief Financial Officer
1250 Reliance Way
Fremont, California 94539
(510) 668-2200
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a Copy to:

Michael C. Phillips, Esq.
Michael O’Bryan, Esq.
Morrison & Foerster llp
755 Page Mill Road
Palo Alto, California 94304
(650) 813-5600

Item 1.	Subject Company Information.

(a) The name of the subject company is Therma-Wave, Inc., a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 1250 Reliance Way, Fremont, California 94539; and its telephone number is: (510) 668-2200.

(b) The titles of the classes of equity securities to which this statement relates are (i) the Company’s common stock, par value $0.01 per share (the “Common Stock”), and (ii) the Company’s Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock,” and together with the Common Stock, the “Tender Shares”). As of the close of business on January 5, 2007, there were 37,230,516 shares of Common Stock outstanding and 10,400 shares of Series B Preferred Stock outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.  The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above. Information about the Offer (as defined below) may be found on the Company’s website at www.thermawave.com.

(b) Tender Offer.  This statement relates to a tender offer by Fenway Acquisition Corporation, a Delaware corporation (“Offeror”), and a wholly-owned subsidiary of KLA-Tencor Corporation, a Delaware corporation (“KLA-Tencor”), disclosed in a Tender Offer Statement on Schedule TO, dated January 18, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of (1) Common Stock, at a per share purchase price of $1.65 in cash (the “Common Offer Price”), and (2) Series B Preferred Stock, at a per share purchase price of $1.65 in cash per share of Common Stock into which each share of Series B Preferred Stock is convertible at the time of the consummation of the Offer (the “Series B Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 18, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 7, 2007 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Offeror, KLA-Tencor and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), Offeror will merge with and into the Company (the “Merger”). At the effective time of the Merger (the “Effective Time”), each share of Common Stock that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Common Offer Price (other than shares of Common Stock that are held by (a) Offeror or KLA-Tencor, which will be canceled, (b) the Company (other than shares of Common Stock held in any Employee Plan (as defined in the Merger Agreement)), which will be canceled, and (c) stockholders, if any, who properly exercise their appraisal rights under the DGCL). As a condition to Offeror accepting for payment any Tender Shares, each share of Series B Preferred Stock must be validly tendered in accordance with the terms of the Offer, prior to the expiration date of the Offer. Following the Effective Time, the Company will continue as a wholly-owned subsidiary of KLA-Tencor (the Company after the Effective Time hereinafter referred to as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of KLA-Tencor and Offeror is 160 Rio Robles, San Jose, California 95134; and their telephone number is: (408) 875-3000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule 14D-9 (the “Information Statement”) as Annex I or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or

(ii) KLA-Tencor, Offeror or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 issued under the Exchange Act in connection with KLA-Tencor’s right, after accepting Tender Shares for payment, to designate persons to the Board of Directors of the Company (the “Board”) other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

(a) Arrangements with Current Executive Officers and Directors of the Company.

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Cash Consideration Payable Pursuant to the Offer.

If each of the directors and executive officers of the Company were to tender the Tender Shares each owns for purchase pursuant to the Offer as each has agreed to pursuant to the Tender and Support Agreement (as defined below), each would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. Any outstanding shares of Common Stock not tendered in the Offer will be cancelled and converted at the Effective Time into the right to receive the Common Offer Price, without interest. Offeror’s obligation to accept for payment the Tender Shares is subject to all of the issued and outstanding shares of Series B Preferred Stock being validly tendered in accordance with the terms of the Offer, prior to the expiration date of the Offer.

As of January 8, 2007, the Company’s directors and executive officers owned in the aggregate 943,817 shares of Common Stock (excluding shares issuable upon the exercise of options to purchase Common Stock). If the directors and executive officers were to tender all of their shares of Common Stock for purchase pursuant to the Offer, and such shares of Common Stock were purchased by Offeror at the Common Offer Price, the directors and executive officers would receive an aggregate of $1,557,298 in cash, without interest and less any required withholding taxes. No director or executive officer of the Company owned any Series B Preferred Stock as of January 8, 2007.

For a discussion of the treatment of options held by the directors and executive officers of the Company, please refer to the discussion below in the Sections of this Schedule 14D-9 titled “Option Acceleration of Current Non-Employee Directors” and “Option Acceleration of Executive Officers.”

Director and Officer Indemnification and Insurance.

Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its Restated Certificate of Incorporation, as amended (the “Certificate”), a provision to eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duties as directors, to the fullest extent permitted by the DGCL. The Certificate also includes a provision allowing the Company to indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the Company or any predecessor of the Company or serves or served at any other enterprise as a director, officer or employee at the request of the Company or any predecessor to the Company.

In addition, the Amended and Restated Bylaws of the Company (the “Bylaws”) provides that the Company is required to indemnify its officers and directors under certain circumstances, and the Company is required to advance expenses to its officers and directors as incurred, unless otherwise determined by the Board, in connection with proceedings against them for which they may be indemnified. The Company also has entered into indemnification agreements with its officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to extend directors’ and officers’ insurance coverage to such officers and directors to the extent the Company maintains a directors’ and officers’ insurance policy or policies. The description of the indemnification agreements entered into with the Company’s directors and officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(15), which is incorporated herein by reference.

Pursuant to the Merger Agreement, KLA-Tencor has agreed to cause the Surviving Corporation to assume, comply with and fulfill, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current and former directors and officers of the Company and its subsidiaries (the “Indemnified Persons”), as provided in their respective certificates of incorporation or bylaws, and any indemnification agreements between the Company and such current and former directors and officers as in effect as of the date of the Merger Agreement.

KLA-Tencor has agreed to cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable to the Indemnified Persons as the indemnification, advancement of expenses and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its subsidiaries immediately prior to the date of the Merger Agreement, and such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of the Indemnified Persons, unless such modification is required by applicable law.

Pursuant to the Merger Agreement, prior to the Effective Time, the Company may purchase a “tail” officers’ and directors’ liability insurance policy, which by its terms shall survive the Merger and shall provide each Indemnified Person with coverage for six years following the Effective Time on terms and conditions no less favorable than the Company’s existing officers’ and directors’ liability insurance, provided that the aggregate premium for such tail policy is not greater than 350% of the annual premium paid by the Company for such existing insurance, and provided, further, that if such 350% of the annual premium paid by the Company for such existing insurance is not sufficient for such coverage, the Company may, at its option, spend up to that amount to purchase such lesser coverage as may be obtained with such amount. If the Company elects to purchase such a tail policy, it shall give notice to KLA-Tencor of such election, which notice shall include the price and all other material terms of such proposed policy, and KLA-Tencor shall, if it gives the Company notice within three business days of the receipt of such notice from the Company, purchase a tail policy (which policy shall provide each Indemnified Person with coverage for six years following the Effective Time on terms and conditions no less favorable than the Company’s existing officers’ and directors’ liability insurance) in lieu of the tail policy proposed by the Company.

Change of Control Severance Agreements with Current Executive Officers.

Lena Nicolaides, Vice President of Marketing and Applications of the Company, entered into a change of control severance agreement, dated as of March 13, 2006, providing that if, within six months following a change of control of the Company, Ms. Nicolaides’ employment is terminated by the Company other than for cause, or by Ms. Nicolaides for good reason, Ms. Nicolaides will be entitled to the following severance benefits: (i) six months of base salary, as in effect as of the date of such termination; (ii) certain medical, dental, life insurance and other benefits to be continued post-employment for the six-month period following such termination; and (iii) full vesting of all stock options granted by the Company to Ms. Nicolaides prior to the change of control. The consummation of the Offer would constitute a change of control under Ms. Nicolaides’ change of control severance agreement. The description of Ms. Nicolaides’ change of control severance agreement is qualified in its entirety by reference to such agreement filed as Exhibit (e)(9), which is incorporated herein by reference.

Each of John Mathews, Vice President of Manufacturing and Factory Operations of the Company and Noel Simmons, Vice President of Human Resources and Facilities of the Company, entered into a change of control severance agreement, dated October 5, 2005, providing that if, within six months following a change of control of the Company, such executive officer is terminated by the Company other than for cause, or by such executive officer for good reason, such executive officer shall be entitled to the following severance benefits: (i) six months of such executive officer’s base salary, as in effect as of the date of such termination; (ii) certain medical, dental, life insurance and other benefits to be continued post-employment for the six-month period following such termination; and (iii) full vesting of all stock options granted by the Company to such executive officer prior to the change of control. The consummation of the Offer would constitute a change of control under the change of control severance agreements of Messrs. Mathews and Simmons. The description of the change of control severance agreements of Messrs. Mathews and Simmons are qualified in their entirety by reference to such agreements filed as Exhibits (e)(8) and (e)(14), respectively, which are incorporated herein by reference.

Retention Bonus Agreements with Ms. Nicolaides and Mr. Simmons.

On January 8, 2007, the Company entered into retention bonus agreements with each of Ms. Nicolaides and Mr. Simmons, pursuant to which the Company will pay, within one week after the effective time of the Merger, a retention bonus of $50,000 to each of Ms. Nicolaides and Mr. Simmons so long as such individual is an employee of the Company or any of its subsidiaries at the time of the closing of the Merger. The description of the retention bonus agreements of Ms. Nicolaides and Mr. Simmons are qualified in its entirety by reference to such agreements filed as Exhibits (e)(16) and (e)(17), respectively, which are incorporated herein by reference.

Option Acceleration of Current Non-Employee Directors.

Any unvested outstanding options to purchase Common Stock that are held by non-employee directors or former directors will automatically vest upon a change of control, pursuant to the stock option agreements and the option plan under which such stock options were granted. The consummation of the Offer will constitute a change of control pursuant to such stock option agreements.

Pursuant to the Merger Agreement, any vested options to purchase Common Stock, including those options that automatically vested upon the consummation of the Offer, with an exercise price of less than $1.65 per share of Common Stock (an “In-The-Money Option”) held by non-employee directors or former directors will be cancelled at the Effective Time and will be converted automatically into the right to receive an amount in cash equal to $1.65 minus the exercise price required to be paid to acquire the underlying share of Common Stock. As of January 8, 2007, the Company’s non-employee directors held in the aggregate In-The-Money Options to purchase 120,000 shares of Common Stock with exercise prices ranging from $1.47 to $1.62 and an aggregate weighted average exercise price of $1.57 per share, 92,502 of which were unvested as of that date.

Option Acceleration of Executive Officers.

Any unvested outstanding options to purchase Common Stock that are held by an executive officer will fully vest if such executive officer is terminated by the Company without cause or by such executive for good reason, within six months after a change of control, pursuant to such executive officer’s change of control severance agreement or employment agreement, as applicable. The consummation of the Offer will constitute a change of control pursuant to such change of control severance agreement and/or employment agreement.

Pursuant to the Merger Agreement, any vested In-The-Money Option, including those held by the Company’s executive officers, will be cancelled at the Effective Time and will be converted automatically into the right to receive an amount in cash equal to $1.65 minus the exercise price required to be paid to acquire the underlying share of Common Stock. As of January 8, 2007, the Company’s executive officers held in the aggregate In-The-Money Options to purchase 1,705,625 shares of Common Stock pursuant to the Company’s stock option plans, 668,232 of which were unvested as of that date with exercise prices ranging from $0.42 to $1.62 and an aggregate weighted average exercise price of $1.15 per share, and 1,037,393 of which were vested as of that date with exercise prices ranging from $0.42 to $1.62 and an aggregate weighted average exercise price of $0.62 per share.

(b) Arrangements with Offeror and KLA-Tencor.

Merger Agreement.

The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference.

This summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) and is incorporated herein by reference.

Tender and Support Agreement.

The summary of the Tender and Support Agreement (the “Tender and Support Agreement”), dated as of January 7, 2007, by and among each of the directors and executive officers of the Company and each of the holders of Series B Preferred Stock of the Company (collectively, the “Tender Agreement Stockholders”), KLA-Tencor, Offeror, and the Company, contained in Section 13 of the Offer to Purchase, is incorporated herein by reference. This summary is qualified in its entirety by reference to the form of Tender and Support Agreement which is filed as Exhibit (e)(2) and is incorporated herein by reference.

Mutual Nondisclosure Agreement.

On April 27, 2006, the Company and KLA-Tencor entered into a mutual nondisclosure agreement (the “Nondisclosure Agreement”). Each party agreed that any information furnished to it would be kept confidential for a period of five years from the date of disclosure, and would be used only for the purpose of evaluating a possible transaction. Each party also agreed, among other things, to restrict access of all confidential information received from the other party to only those employees and consultants of the receiving party who need to be informed of such confidential information for the purpose of evaluating a possible transaction between the parties, and only if such employees and consultants sign agreements of confidentiality that contain substantially the same obligations contained in the Nondisclosure Agreement.

On May 15, 2006, the Company and KLA-Tencor amended and restated the Nondisclosure Agreement (the “Amended and Restated Nondisclosure Agreement”). In addition to the terms agreed upon by the parties as described above, each party agreed, among other things, that, without the prior written consent of the board of directors of the other party, it would not, and would cause its directors, officers, employees, agents, advisors and affiliates not to, (i) directly or indirectly, acquire or offer to acquire in any manner, any voting securities, direct or indirect rights to acquire any voting securities, or assets, of the other party, (ii) directly or indirectly participate in any solicitation of proxies to vote the other party’s voting securities, (iii) make any public announcement with respect to, or submit a proposal for, or offer of, certain transactions involving the other party or any of such other party’s securities or assets, (iv) participate in a “group” as defined in Section 13(d)(3) of the Exchange Act in connection with any of the foregoing actions described in items (i) through (iii) above, (v) act or seek to influence in any manner the management, board of directors or the policies of the other party, (vi) take any action that could reasonably be expected to require the other party to make a public announcement regarding the possibility of any of the events described in items (i) through (v) above, or (vii) request to amend or waive the paragraph in the Amended and Restated Nondisclosure Agreement setting forth items (i) through (vii) above, until the earlier of one year from the date of the Amended and Restated Nondisclosure Agreement, or the occurrence of certain events described in the Amended and Restated Nondisclosure Agreement. Subject to specified exceptions, for a period of one year from the date of the Amended and Restated Nondisclosure Agreement, each party agreed not to solicit for employment any employee of the other party that has been introduced by such party in connection with the potential transaction contemplated by the Amended and Restated Nondisclosure Agreement. The description of the Amended and Restated Nondisclosure Agreement is qualified in its entirety by reference to such agreement filed as Exhibit (e)(3) and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation.

At a meeting held on January 5, 2007, the Board unanimously: (1) determined that the Merger Agreement and the Tender and Support Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and the Company’s stockholders; (2) approved and adopted the Merger Agreement and the Tender and Support Agreement and the terms and conditions thereof and the transactions contemplated thereby, including the Offer and the Merger; and (3) recommended that the Company’s stockholders accept the Offer and tender their Tender Shares thereunder and, if applicable, approve and adopt the Merger Agreement and the Merger.

A letter to the Company’s stockholders communicating the Board’s recommendation is filed herewith as Exhibit (a)(2)(A) and is incorporated herein by reference in its entirety.

(b) Background and Reasons for the Recommendation.

Background of the Merger and the Offer.

The Board has periodically reviewed the Company’s long-term strategies and objectives and developments in the markets in which it operates. On June 13, 2005, the Board authorized the engagement of Needham & Company, LLC (referred to as “Needham & Company”) as the Company’s exclusive financial advisor. On June 22, 2005, the Company issued a press release announcing that it had retained Needham & Company to assist the Company in reviewing its strategic financial objectives.

Between July 1, 2005 and August 18, 2005, at the direction of the Company, Needham & Company contacted representatives of seven companies, including KLA-Tencor, regarding their potential interest in a business combination with the Company. None of the companies contacted was prepared to submit a proposal with respect to a potential business combination with the Company.

On August 18, 2005, the Board met with Company management and its advisors, including its outside legal counsel, to discuss possible strategic initiatives for the Company. A representative of Needham & Company discussed with the Board a strategic and financial analysis of the Company, along with an overview of positioning with respect to potential strategic partners. The Board discussed with the Company’s advisors the possibility of pursuing strategic opportunities for the Company, as well as methods for infusion of capital into the Company through an equity or debt transaction. A representative of Needham & Company discussed with the Board the contacts made with third parties with respect to a potential business combination with the Company. Based on these discussions, the Board decided to explore a private placement financing in order potentially to give the Company more financial flexibility and allow the Company to pursue potential business combinations with third parties from a stronger financial position.

On November 18, 2005, the Company entered into a purchase agreement with North Run Master Fund, LP, Deephaven Relative Value Equity Trading Ltd. and Deephaven Long Short Equity Trading Ltd. in connection with a private placement financing in which the Company sold 10,400 units (the “Units”), at a price of $1,000 per Unit for aggregate gross proceeds of $10,400,000. Each Unit consisted of one share of Series B Preferred Stock and a warrant to purchase 150 shares of Common Stock at an exercise price of $1.55 per share (the “Financing”). The Financing was consummated on November 22, 2005.

In January 2006, the Company continued its effort to explore potential business combinations with third parties. Between January 2006 and October 2006, representatives of Needham & Company and Company management contacted representatives of 11 companies, including KLA-Tencor, regarding their potential interest in a business combination with the Company. Of the 11 companies, seven, including KLA-Tencor, entered into confidentiality agreements with the Company. None of the discussions with the companies other than KLA-Tencor resulted in a proposal for a potential business combination with the Company.

On February 7, 2006, the Board met with Company management and its advisors to discuss possible strategic initiatives for the Company. A representative of Needham & Company reviewed with the Board their prior contacts with potential strategic partners, including KLA-Tencor.

From early February 2006 through late April 2006, Papken S. Der Torossian, the Chairman of the Board of the Company, and Boris Lipkin, the President and Chief Executive Officer of the Company, and other representatives of the Company had discussions with Gary Bultman, Senior Vice President of Business Development of KLA-Tencor, and other representatives of KLA-Tencor regarding a potential business combination with the Company.

On April 27, 2006, the Company entered into a mutual nondisclosure agreement with KLA-Tencor. On the same day, KLA-Tencor delivered to the Company a preliminary non-binding term sheet, subject to change based upon the results of KLA-Tencor’s due diligence, that provided for a cash merger at a price of $1.52 in cash per share of Common Stock, which was the closing price per share of Common Stock on the Nasdaq Global Market on April 26, 2006. The term sheet contemplated that the transaction would be structured as a statutory merger. The term sheet also contemplated that the Board would have the right, under certain conditions, to explore and take other steps with respect to unsolicited proposals it might receive after execution of an agreement with KLA-Tencor. The term sheet required the Company to pay to KLA-Tencor a termination fee under certain circumstances. The term sheet also called for the Company to agree to negotiate exclusively with KLA-Tencor until May 31, 2006.

On May 4, 2006, the Board met with Company management and its advisors to discuss the preliminary non-binding term sheet from KLA-Tencor. A representative of Needham & Company discussed with the Board the financial aspects of the potential transaction contemplated by the preliminary non-binding term sheet and reviewed with the Board the status of contacts with other potential strategic partners. The Board determined that it was not prepared to agree to exclusive negotiations with KLA-Tencor on the basis of the preliminary non-binding term sheet. The Board directed Company management and its advisors to have further discussions with potential strategic partners, including KLA-Tencor, concerning price and other terms and to report back to the Board.

On May 5, 2006, Messrs. Der Torossian and Lipkin met with Richard P. Wallace, the Chief Executive Officer of KLA-Tencor, and other representatives of KLA-Tencor regarding the terms of a potential business combination, including the potential purchase price. KLA-Tencor did not agree to revise its preliminary non-binding term sheet. Later that day, at a special meeting of the Board, members of the Board and the Company’s management discussed the ongoing discussions with KLA-Tencor. The Board directed Company management and its legal and financial advisors to have further discussions with potential strategic partners, including KLA-Tencor, concerning price and other terms and to report back to the Board.

Representatives of the Company and KLA-Tencor continued to meet to discuss the potential terms of a business combination, including price. On May 15, 2006, the Company and KLA-Tencor executed an amended and restated mutual nondisclosure agreement, in contemplation of further discussions with respect to a potential business combination.

On May 19, 2006, KLA-Tencor delivered a revised preliminary non-binding term sheet, pursuant to which KLA-Tencor changed the proposed purchase price to $1.65 per share of Common Stock, payable in shares of KLA-Tencor stock. The term sheet also called for the Company to agree to negotiate exclusively with KLA-Tencor until June 15, 2006.

On May 22, 2006, the Board met with Company management and its advisors, including Morrison & Foerster LLP (“Morrison & Foerster”), which had been retained by the Company as special counsel in connection with a possible business combination, to discuss the revised preliminary non-binding term sheet from KLA-Tencor. A representative of Needham & Company also discussed with the Board preliminary financial information related to a potential business combination with KLA-Tencor, including preliminary pro forma financial information. The Board determined that it was not prepared to agree to exclusive negotiations with KLA-Tencor on the basis of the preliminary non-binding term sheet. The Board directed its advisors to have further discussions with potential strategic partners, including KLA-Tencor, concerning price and other terms and to report back to the Board.

Subsequent to the Company’s May 22, 2006 Board meeting, the Company and KLA-Tencor were unable to agree to revised terms and agreed to revisit discussions with respect to a potential business combination at a future date.

Between July 10, 2006 and July 14, 2006, Messrs. Der Torossian and Lipkin met with Mr. Wallace while at Semicon West, a semiconductor equipment-related conference in San Francisco, California, to discuss KLA-Tencor’s interest in resuming discussion of a potential business combination between the Company and KLA-Tencor. Mr. Wallace indicated that KLA-Tencor might be interested in such discussions. During Semicon West and shortly thereafter, Messrs. Der Torossian and Lipkin and other representatives of the Company also met with representatives of three other companies, including Company A, to discuss their potential interest in a business combination with the Company.

In July 2006, Company A entered into confidentiality agreements with the Company. Subsequently, representatives of Company A visited the Company. Company A later indicated to the Company that while Company A might be interested in a transaction with respect to certain of the Company’s technology, Company A was not interested in pursuing a business combination with the Company.

On August 17, 2006, the Board met with Company management and its advisors to discuss the status of discussions with potential strategic partners, including KLA-Tencor. Representatives of Needham & Company discussed with the Board financial information related to the Company and potential strategic partners of the Company. Company management also provided the Board with a financial update and financial forecast with respect to the Company’s current fiscal quarter. Following discussion, the Board directed its legal and financial advisors to have further discussions with potential strategic partners, including KLA-Tencor, concerning price and other terms and to report back to the Board.

On August 25, 2006, a representative of Needham & Company met with a representative of KLA-Tencor, and discussed various matters relating to a potential business combination with the Company, including a potential purchase price of $1.55 per share of Common Stock.

On September 18, 2006, the Board met with Company management and its advisors to discuss the status of discussions with potential strategic partners, including recent discussions with KLA-Tencor. The Board also discussed with representatives of Needham & Company current financial information regarding the Company and the implications of a transaction valued at $1.55 per share of Common Stock. Company management also provided the Board with a financial update and financial forecast with respect to the Company’s current fiscal quarter. The Board directed its legal and financial advisors to have further discussions with potential strategic partners, including KLA-Tencor, concerning price and other terms and to report back to the Board.

On September 24, 2006, representatives of Needham & Company discussed with the Company’s management certain financial information related to the Company, and related to a potential business combination with KLA-Tencor at a purchase price of $1.55 per share of Common Stock. Needham & Company also discussed with the Company’s management a proposed timeline to accomplish the proposed business combination with KLA-Tencor.

On September 25, 2006, representatives of Needham & Company, the Company and KLA-Tencor met at the offices of KLA-Tencor to discuss the general terms of a potential acquisition of the Company by KLA-Tencor. Discussion focused on the valuation of the KLA-Tencor offer, the structure and the potential timing associated with the transaction and the likelihood and extent of regulatory review.

On October 6, 2006, KLA-Tencor delivered to the Company a revised preliminary non-binding term sheet, indicating a purchase price of $1.65 in cash per share of Common Stock. The term sheet provided, among other things, that the Company pay to KLA-Tencor a termination fee under certain circumstances, and that KLA-Tencor pay to the Company a termination fee if the transaction were terminated under certain circumstances. The term sheet also called for the Company to agree to negotiate exclusively with KLA-Tencor through a date to be agreed upon by the parties. The closing price of a share of Common Stock on the Nasdaq Global Market on October 7, 2006 was $1.19 per share.

On October 8, 2006, the Board, with the assistance of its advisors, including Needham & Company and Morrison & Foerster, discussed the revised KLA-Tencor term sheet. The Board discussed the structure of the potential business combination as well as other matters related to the proposed transaction. The Board also discussed the possibility that other companies would be interested in a potential business combination with the Company, but noted that the Company was not expecting to receive any other term sheets or proposals at that time. Morrison & Foerster discussed with the Board the directors’ fiduciary duties and other legal matters in considering a business combination and other strategic alternatives. The Board directed the Company’s management and its advisors to continue discussions with KLA-Tencor with respect to the possible transaction with KLA-Tencor. The Board also determined that at that time it was not prepared to agree to negotiate exclusively with KLA-Tencor.

From October 10, 2006 to November 17, 2006, representatives of KLA-Tencor, the Company, Needham & Company, Davis Polk & Wardwell, outside counsel to KLA-Tencor, and Morrison & Foerster, discussed key issues relating to the potential transaction. The parties contemplated that the acquisition could be effected by means of a tender offer and include a reverse breakup fee payable by KLA-Tencor if the transaction failed to receive regulatory clearance. The discussions were focused on KLA-Tencor’s desire to perform substantial in-depth due diligence prior to signing a definitive agreement and to obtain an agreement with the Company’s executive officers and directors and holders of Series B Preferred Stock under which such persons would agree to tender their shares in the Offer. The parties also addressed concerns relating to the impact on the liquidity and the business and financial condition of the Company in the event of a delayed period to closing the transaction due to regulatory review or the failure to satisfy other conditions to closing.

On October 30, 2006, KLA-Tencor delivered to the Company a revised non-binding term sheet. The revised term sheet contemplated a purchase price of $1.65 in cash per share of Common Stock, structured as a tender offer for all outstanding shares of Company capital stock, followed by a statutory merger, with the tender offer conditioned on at least a majority of the Company’s shares outstanding having been tendered in the Offer by the Company’s stockholders and not withdrawn. On November 1, the Board met with Company management and its advisors to discuss the revised term sheet. The Board discussed the material provisions of the term sheet and the benefits and risks of the proposed transaction. The Board also discussed the proposed timing of the tender offer. The Board directed the Company’s management and Needham & Company to continue discussions with KLA-Tencor with respect to the proposed transaction.

Following the Board meeting, representatives of the Company contacted representatives of KLA-Tencor to discuss the term sheet, and the parties exchanged drafts of the term sheet. Negotiations of the term sheet primarily related to the covenants relating to regulatory clearances, the conditions to consummation of the Offer, the definition of material adverse effect, the conditions to termination of the definitive agreement, including a termination right of the Company exercisable two months after signing if regulatory clearance had not been obtained, the events that would give rise to a breakup fee and reverse breakup fee and the treatment of employee equity awards in the proposed acquisition.

On November 6, 2006, the Board met with Company management and its advisors to discuss the then-current draft of the non-binding term sheet from KLA-Tencor. The Board also reviewed and discussed a draft exclusivity agreement that KLA-Tencor had delivered and required from the Company in order to proceed with KLA-Tencor’s consideration of the potential transaction. The revised term sheet provided for, among other things, the right of the Company to terminate the transaction if the transaction was not closed within two months of signing the definitive Merger Agreement. The draft exclusivity agreement, among other things, prohibited the Company from soliciting proposals from third parties concerning a business transaction with the Company. The draft exclusivity agreement also included provisions under which the Company agreed to provide access to its personnel, facilities, assets and books to KLA-Tencor for its due diligence relating to the potential acquisition. The expiration date of the exclusivity agreement was December 4, 2006, subject to earlier expiration if the parties agreed to terminate negotiations regarding the potential transaction or if KLA-Tencor notified the Company that it had determined not to pursue the potential transaction. Morrison & Foerster described the revisions to the term sheet and the terms and conditions of the exclusivity agreement. After discussion with the Company’s management and its advisors, the Board authorized Company management to continue discussions with KLA-Tencor on the basis of the term sheet and approved the exclusivity agreement. On the same day, the Company and KLA-Tencor executed the exclusivity agreement. Representatives of the Company and KLA-Tencor and their respective advisors thereafter met to discuss the potential transaction and a process for continuing the negotiations.

On November 13, 2006, the Company provided KLA-Tencor access to a virtual data room containing various nonpublic corporate and financial documents regarding the Company. Representatives of the Company and KLA-Tencor met in connection with KLA-Tencor’s due diligence review. KLA-Tencor continued its due diligence efforts until the execution of the Merger Agreement.

On November 17, 2006, KLA-Tencor provided the Company with an initial draft Merger Agreement. From November 17, 2006 until the execution of the Merger Agreement, the Company and KLA-Tencor and their respective representatives exchanged drafts of the Merger Agreement and held extensive negotiations relating to the terms and conditions of the Merger Agreement.

On November 22, 2006, KLA-Tencor provided the Company with an initial draft of the Tender and Support Agreement. From November 22, 2006 until the execution of the Tender and Support Agreement, the Company, the holders of Series B Preferred Stock and KLA-Tencor, and their respective representatives, exchanged drafts of the

Tender and Support Agreement and held extensive negotiations relating to the terms and conditions of the Tender and Support Agreement.

On December 2, 2006, Messrs. Der Torossian and Lipkin met with a representative of KLA-Tencor to discuss the timing of the proposed transaction. The representative of KLA-Tencor stated that KLA-Tencor would require additional time to complete its due diligence review of the Company, and would also require that the exclusivity agreement be extended in order to continue the due diligence process. Messrs. Der Torossian and Lipkin stated that they would discuss such extension with the Board.

On December 3, 2006, the Board met with the Company’s management and its advisors to discuss the proposed Merger Agreement and Tender and Support Agreement. Company management reported to the Board on the status of the negotiations with KLA-Tencor, and reported that KLA-Tencor had not completed its due diligence review of the Company and required an extension of the exclusivity agreement. The Board, with the assistance of its advisors, discussed the proposed extension of the exclusivity agreement, and following such discussion Board approved the extension of the term of the exclusivity agreement until December 22, 2006. On December 5, 2006, the Company and KLA-Tencor executed a letter agreement extending the term of the exclusivity agreement to December 22, 2006. KLA-Tencor continued its due diligence review of the Company.

On December 22, 2006, the Board met with the Company’s management and its advisors to discuss the proposed Merger Agreement and Tender and Support Agreement. Company management updated the Board on the Company’s anticipated financial results, and Company management, together with representatives of the Morrison & Foerster, reported to the Board on the status of negotiations over the Merger Agreement and Tender and Support Agreement and the potential timetable for proceeding with negotiations. Morrison & Foerster also discussed with the Board the fiduciary duties of the members of the Board with respect to the transaction, and provided a summary description of the terms of the then-current drafts of the Merger Agreement and the Tender and Support Agreement. A representative of Needham & Company discussed with the Board Needham & Company’s preliminary financial analyses with respect to the transaction. Among other things, Company management reported that KLA-Tencor had not completed its due diligence review of the Company and had insisted on a further extension of the exclusivity agreement. The Board, with the assistance of its advisors, discussed these matters, including the proposed further extension of the term of the exclusivity agreement. Following such discussion, the Board approved the extension of the term of the exclusivity agreement until January 8, 2007. Later that day, the Company and KLA-Tencor executed a letter agreement extending the term of the exclusivity agreement to January 5, 2007.

On January 5, 2007, a meeting of the Board was held to, among other things, consider the proposed Merger Agreement. At the meeting:

•	The Company’s management updated the Board on the Company’s anticipated financial results and described the status and process of the negotiations with KLA-Tencor.

•	Morrison & Foerster provided a summary description of the terms of the proposed Merger Agreement and Tender and Support Agreement, drafts of which had been distributed to each director prior to the meeting along with other materials.

•	Morrison & Foerster discussed the fiduciary duties of the members of the Board with respect to the transaction.

•	Needham & Company provided an overview of the financial terms of the Merger Agreement and presented its financial analyses of the proposed transaction to the Board, based on materials that had previously been distributed to the Board.

•	Needham & Company delivered its oral opinion, subsequently confirmed in writing, to the Board to the effect that, as of January 5, 2007 and based upon and subject to the assumptions and other matters described in the written opinion, the consideration of $1.65 in cash per share to be received by the holders of Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The Board then considered and discussed the transaction and asked questions of Morrison & Foerster, Needham & Company and the Company’s management. After a thorough discussion and consideration of all relevant issues, including the ability of the Board to respond to unsolicited proposals and to change its recommendation under certain circumstances, and the conclusion of the Board, after consulting with Morrison & Foerster and Needham & Company, that the termination fee to be paid by the Company if the Merger Agreement were terminated under certain circumstances was reasonable and not preclusive, the Board unanimously: (1) determined that the Merger Agreement and the Tender and Support Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interest of the Company and the Company’s stockholders; (2) approved and adopted the Merger Agreement and the Tender and Support Agreement and the terms and conditions thereof, and the transactions contemplated thereby, including the Offer and the Merger; and (3) recommended that the Company’s stockholders accept the Offer and tender their Tender Shares thereunder and, if applicable, approve and adopt the Merger Agreement and the Merger.

Following the Board meeting and based on KLA-Tencor’s requirement that the Company extend the exclusivity period, the Company amended the exclusivity agreement to extend the exclusivity period through 5:00 p.m., Pacific time, on January 7, 2007.

From January 5, 2007 through January 7, 2007, KLA-Tencor concluded its due diligence investigation of the Company and the parties finalized the schedules to the Merger Agreement, which set forth exceptions to the Company’s representations and warranties and covenants in the Merger Agreement.

On January 7, 2007, the Company and KLA-Tencor executed the Merger Agreement. Concurrently, the Company, KLA-Tencor, each director and executive officer of the Company and each holder of Series B Preferred Stock executed the Tender and Support Agreement. On January 8, 2007, the Company issued a press release announcing the execution of the Merger Agreement.

Reasons for Recommendation.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Tender Shares accept the Offer and tender their Tender Shares pursuant to the Offer and, if applicable, approve the Merger and the Merger Agreement, the Board consulted with the Company’s management and legal and financial advisors and considered a number of factors, including the following:

•	Financial Condition and Prospects of the Company. The Board’s knowledge and familiarity with the Company’s business, financial condition and results of operations, as well as the Company’s financial outlook and prospects if it were to remain an independent company. The Board discussed and deliberated at length concerning the Company’s current financial outlook, including the risks associated with achieving and executing upon the Company’s business plans, and the competitive environment in which the Company operates. The Board also considered the Company’s cash resources, the ability to obtain operating capital in the future, and the impact it may have on current and potential customers. The Board also considered the costs related to the Company’s compliance with laws applicable to public companies.

•	Opinion and Analyses of the Company’s Financial Advisor. The opinion of Needham & Company to the Board, dated January 5, 2007, to the effect that, as of January 5, 2007, the consideration of $1.65 in cash per share to be received by the holders of Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, together with Needham & Company’s related financial analyses as presented to and discussed with the Board. The full text of the Needham & Company opinion, which sets forth the assumptions made, matters considered, and limitations on and scope of the review undertaken, is attached to this document as Annex II and is incorporated by reference. The Board was aware that Needham & Company becomes entitled to certain fees described in Item 5 upon rendering its opinion and upon the consummation of the Offer. The Needham & Company opinion was provided to the Board and relates only to the fairness, from a financial point of view, of the consideration to be received by holders of Common Stock pursuant to the Merger Agreement as of the date of the opinion. It does not address any other aspect of the Offer or the Merger, including the offer to purchase Series B Preferred Stock, or any related transaction, and does not constitute a recommendation to any stockholder of the Company as to whether that stockholder should tender shares of Tender Shares pursuant to the Offer or how that stockholder should vote or act on any matter relating to the Offer or the Merger. Holders of Tender Shares are encouraged to read the opinion carefully in its entirety.

•	Historical Trading Prices. With assistance from Needham & Company, the Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Common Offer Price represents a premium of approximately 31% over the closing price of the Common Stock on the Nasdaq Global Market on January 4, 2007 and a premium of approximately 35% over the closing price of the Common Stock on the Nasdaq Global Market on December 5, 2006.

•	Cash Tender Offer; Certainty of Value. The Offer provides for a cash tender offer for all Tender Shares held by Company stockholders to be followed by the Merger for the same consideration, thereby enabling Company stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Tender Shares and eliminating any uncertainties in valuing the merger consideration to be received by the Company stockholders. The Common Stock has had limited trading volume.

•	Results of Discussions with Third Parties. The Board, with the assistance of its advisors, discussed and considered the results of discussions the Company’s management and its advisers had had with KLA-Tencor and other third parties regarding a possible business combination or similar transaction with the Company and the ability of other bidders to make, and the likelihood that other bidders would make, an offer at a higher price. The Board noted that it had publicly disclosed in June 2005 that it had retained Needham & Company to assist it in reviewing the Company’s strategic financial alternatives. Based on those discussions and considerations, and the Company’s extended negotiations with KLA-Tencor, the Board believed that the Common Offer Price and the Series B Offer Price represented the highest price reasonably attainable.

•	Consolidation; Challenges; Complementary Business with KLA-Tencor. The Board considered the possible acquirers in the semiconductor industry. The Board considered the consolidation in the semiconductor equipment industry and the resulting competitive challenges and pressures. The Board also considered the complementary fit of the KLA-Tencor business and the Company.

•	Merger Agreement Terms and Conditions. The Board reviewed, considered and discussed with the Company’s management and the Company’s legal and financial advisors the terms and conditions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties. The matters considered included:

•	The Board’s view that the material terms of the Merger Agreement, taken as a whole, were as favorable as, or more favorable than, those found in comparable acquisition transactions.

•	The Board’s determination that the termination fee was reasonable and would not likely deter competing bids.

•	The availability of appraisal rights with respect to the Merger for Company stockholders who properly exercise their rights under the DGCL.

•	KLA-Tencor and Offeror’s obligations under the Offer are not subject to any financing condition, and KLA-Tencor’s financial strength.

•	The provisions in the Merger Agreement allowing the Company, subject to certain conditions as set forth in the Merger Agreement, to enter into a written agreement concerning a Superior Proposal (as defined in the Merger Agreement).

•	The provisions in the Merger Agreement allowing the Company to terminate the Merger Agreement after March 7, 2007 if applicable regulatory conditions have not been satisfied.

•	The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement, and the absence of significant required regulatory approvals (other than antitrust approvals) and the likelihood such approvals would be received without unacceptable conditions.

•	The provisions in the Merger Agreement allowing the Board, subject to certain conditions set forth in the Merger Agreement, to change its recommendation to the Company’s stockholders with respect to the Offer and Merger if required by the Board’s fiduciary duties.

The Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including the following:

•	Termination Fee. The restrictions that the Merger Agreement impose on actively soliciting competing bids, and the insistence by KLA-Tencor as a condition to its offer that the Company would be obligated to pay a termination fee of $3.69 million under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

•	Failure to Close. The conditions to KLA-Tencor and Offeror’s obligation to accept the tendered Tender Shares in the Offer and consummate the Merger, and the possibility that such conditions may not be satisfied. The fact that, if the Merger is not completed, the Company’s officers and other employees will have expended extensive time and effort attempting to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction. The fact that, if the Merger is not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers, vendors and employees.

•	Tender and Support Agreement. The Board noted that the Tender Agreement Stockholders, who together control approximately 25% of the voting rights of the Company’s common stock, have agreed to tender their Tender Shares in the Offer pursuant to the Tender and Support Agreement. The Board also noted that the Tender and Support Agreement terminates if the Merger Agreement is terminated in accordance with its terms, and can be terminated by any holder of Series B Preferred Stock under certain circumstances, including any change in the nature of the consideration payable in the Offer or the Merger.

•	Public Announcement of the Offer and the Merger. The effect of a public announcement of the Offer and execution of the Merger Agreement, including effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel.

•	Pre-Closing Covenants. Under the terms of the Merger Agreement, the Company agreed that it will carry on in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior consent of KLA-Tencor.

•	Cash Consideration. The fact that, subsequent to consummation of the Merger, the Company will no longer exist as an independent public company and that the cash transaction prevents the Company’s stockholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company.

•	Taxation. The fact that gains from this transaction would be taxable to the Company’s stockholders for U.S. federal income tax purposes.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors. In arriving at their respective recommendations, the members of the Board were aware of the interests of executive officers and directors of the Company as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(c) Intent to Tender.

To the Company’s knowledge after reasonable inquiry, the executive officers and directors of the Company and all of the Tender Agreement Stockholders currently intend to tender all Tender Shares held of record or beneficially by them pursuant to the Offer and to vote in favor of the Merger. The foregoing does not include any Tender Shares over which, or with respect to which, any such Tender Agreement Stockholder acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company retained Needham & Company to act as financial advisor and to render an opinion as to the fairness, from a financial point of view, to the holders of Common Stock of the consideration to be received by those holders pursuant to the Merger Agreement. The Company has agreed to pay Needham & Company fees for rendering Needham & Company’s opinion and for financial advisory services that the Company and Needham & Company believe are customary in transactions of this nature. A significant portion of Needham & Company’s fees are contingent on consummation of the Merger. The Company also agreed to reimburse Needham & Company for certain of its reasonable out-of-pocket expenses and to indemnify it against specified liabilities relating to or arising out of services performed by Needham & Company as financial advisor to the Company.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company was retained by the Company to act as its financial advisor in connection with the Merger Agreement based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with the Company and the technology industry generally. Needham & Company provided financial advisory and investment banking services to the Company in 2005 and 2006, including acting as placement agent in connection with a private placement of the Company’s equity securities, and received customary fees for those services, including an aggregate of 50,907 shares of Common Stock that The Needham Group, Inc., the parent company of Needham & Company, owns as of the date of Needham & Company’s opinion. Needham & Company has had no other investment banking relationship with the Company during the past two years. Needham Asset Management, LLC, an affiliate of Needham & Company, is the managing member of the general partner of limited partnerships that own in the aggregate, as of the date of Needham & Company’s opinion, 1,036,363 shares of Common Stock; Needham Asset Management, LLC disclaims beneficial ownership of the shares held by these partnerships except to the extent of its pecuniary interest therein. In the normal course of its business, Needham & Company may actively trade the equity securities of the Company or KLA-Tencor for its own account or for the account of its customers or affiliates and, therefore, may at any time hold a long or short position in such securities.

Neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations to securityholders on its behalf in connection with the Offer or Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Tender Shares have been effected during the past 60 days by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by KLA-Tencor, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Top-Up Option.

Pursuant to the Merger Agreement, the Company granted to Offeror an option (the “Top-Up Option”), exercisable at any time after the consummation of the Offer and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms, to purchase that number of shares of Common Stock (the “Top-Up Option Company Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Offeror or KLA-Tencor at the time of such exercise, shall constitute one share more than 90% of the Common Stock (assuming the issuance of the Top-Up Option Company Shares) at a price per share equal to the Common Offer Price; provided, however, that in no event shall the Top-Up Option be exercisable for a number of shares of Common Stock in excess of the Company’s then authorized and unissued shares of Common Stock (giving effect to shares of Common Stock reserved for issuance under the Company option plans as though such shares were outstanding).

Vote Required to Approve the Merger and DGCL Section 253.

The Board has approved and adopted the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Offeror acquires, pursuant to the Offer or otherwise, including the issuance by the Company of the Top-Up Option Company Shares, at least 90% of the outstanding shares of each of the Common Stock and the Series B Preferred Stock, Offeror will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders (a “Short-Form Merger”). If Offeror does not acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of each of the Common Stock and the Series B Preferred Stock as described above, then Offeror will be required to obtain the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, taking into account the outstanding shares of Series B Preferred Stock on an as-converted basis, in order to effect the Merger. The Merger Agreement provides that if the approval and adoption of the Merger Agreement by the Company’s stockholders is required by the DGCL, the Company will, as soon as practicable following the consummation of the Offer, duly call, give notice of, convene and hold a stockholders’ meeting for the purpose of considering the approval of the Merger Agreement and the transactions contemplated thereby. The Board has recommended to the stockholders the adoption or approval of the Merger Agreement and the Merger, and will solicit proxies in favor of the Merger Agreement and the Merger. In connection with such meeting, the Company will promptly prepare and file with the Securities and Exchange Commission (the “SEC”) and will thereafter mail to its stockholders as promptly as practicable a proxy statement of the Company and all other proxy materials for such meeting. If Offeror acquires, pursuant to the Offer or otherwise, at least 50% of the outstanding shares of Common Stock, taking into account the outstanding shares of Series B Preferred Stock on an as-converted basis, it would have the ability to ensure approval of the Merger Agreement and the Merger at the stockholders’ meeting held for such purposes.

State Takeover Laws.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Antitrust.

United States.

Under the Hart-Scott Rodino Act (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. Based upon the calculation of the value by Offeror of the Company’s assets as determined under the HSR Act, the Company believes that the transaction is exempt from the HSR Act’s notice requirements and such information is not required to be delivered to the Antitrust Division. Should any such notice or other action be required, the Company currently contemplates that such approval or other action will be sought.

The FTC and the Antitrust Division scrutinize the legality under the antitrust laws of transactions such as Offeror’s acquisition of Tender Shares in the Offer and the Merger. At any time before or after the purchase of Tender Shares by Offeror, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Tender Shares in the Offer and the Merger, the divestiture of Tender Shares purchased in the Offer or the divestiture of substantial assets of KLA-Tencor, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

Outside of the United States.

Germany.  Under the German Act against Restraints on Competition (“ARC”), the acquisition of Tender Shares pursuant to the Offer may be consummated if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one month waiting period commenced by the filing by KLA-Tencor of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies KLA-Tencor within the one month waiting period of the initiation of an in-depth investigation. KLA-Tencor filed the German Notification on January 12, 2007. If the FCO initiates an in-depth investigation, the acquisition of Tender Shares under the Offer may be consummated if the acquisition is approved by the FCO, either by written approval or by expiration of a four month waiting period commenced by the filing of the German Notification, unless the FCO notifies KLA-Tencor within the four month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval by the FCO or the expiration of any applicable waiting period is a condition to Offer’s obligation to accept for payment and pay for Tender Shares tendered pursuant to the Offer.

The Merger will not require an additional filing under the ARC if Offeror owns 50% or more of the outstanding shares at the time of the Merger and if the Merger occurs after the acquisition of shares under the Offer is approved by the FCO, either by written approval or by expiration of any applicable waiting period.

China.  Pursuant to the Regulations on Foreign Investor Merging with or Acquiring Domestic Enterprises (“M&A Regulations”), where the applicable criteria are met, a notice of a cross-border merger transaction must be filed with both the Ministry of Commerce (“MOFCOM”) and the State Administration of Industry and Commerce (“SAIC”) for their antitrust review. As a practical matter, if there are no comments or objections by MOFCOM or SAIC within 30 working days following the filing of the notice and the relevant documents, the parties can close the transaction. However, if any issues or objections are raised by MOFCOM or SAIC, the parties may be required to provide additional information and take additional actions to obtain the required approvals. No procedures or timetable is specifically provided in the M&A Regulations, therefore, the subsequent procedures are subject to the discretion of MOFCOM and SAIC. KLA-Tencor intends to file the notice of the current transaction pursuant to the M&A Regulations and the relevant documents as soon as reasonably practicable.

Taiwan.  Pursuant to the Taiwan Fair Trade Law of 1991, as amended, certain mergers and acquisitions must be notified to the Taiwan Fair Trade Commission (“TFTC”) prior to completion of the transaction where the applicable criteria are met. The Merger may not be effected until the required complete notification has been filed with the TFTC, and the TFTC has approved the merger or the waiting period has expired. The initial waiting period is 30 days after the filing is deemed complete; however the waiting period may be shortened or extended by the TFTC. The TFTC may object to the Merger, or may attach conditions or other remedies in connection with its approval of the transaction. KLA-Tencor intends to file the notice with the TFTC as soon as reasonably practicable.

Israel.  The Restrictive Trade Practices Law 5748-1988 and the regulations promulgated thereunder require the filing of a notice of merger with the Restrictive Trade Practices Commissioner where the applicable criteria are met. Within thirty days of receiving such notice of merger from the parties to the merger, the Restrictive Trade Practices Commissioner will notify the parties that it (i) objects to the merger, (ii) consents to the merger, subject to certain conditions, or (iii) will require additional information or an extension of time to properly review the transaction. The consent of the Restrictive Trade Commissioner must be received prior to closing the merger. KLA-Tencor and the Company intend to file the notice of merger as soon as reasonably practicable.

Other Foreign Competition Law Filings.

The Company and its subsidiaries conduct business in a number of foreign countries. In connection with the acquisition of Tender Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, Offeror and/or KLA-Tencor will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken before completion of the Offer by any such government or governmental authority, Offeror may not be obligated to accept for payment or pay for any tendered shares. See Section 15 of the Offer.

Appraisal Rights.

Under Section 262 of the DGCL, any holder of Common Stock at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Common Offer Price for each share of Common Stock pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of its Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Dissenters’ rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the approval and adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company’s stockholders or pursuant to written consent of the Company’s stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company’s stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such Common Stock through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, Therma-Wave, Inc., 1250 Reliance Way, Fremont, California 94539. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Common Stock covered by the demand and that the stockholder is thereby demanding appraisal of such shares of Common Stock. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 must not vote for the approval and adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the approval and adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to approve the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the approval and adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such stockholders, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 could be more than, the same as, or less than the Common Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Common Stock subject to such demand or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Common Stock shall have the right to withdraw his or her demand for appraisal and to accept the Common Offer Price for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholder’s rights to appraisal shall cease and all stockholders shall be entitled to receive the Common Offer Price for each share of Common Stock. Inasmuch as the Company has no obligation to file such a petition, and the Company understands KLA-Tencor has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 18, 2007.*†
(a)(1)(B)	Form Letter of Transmittal.*†
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*†
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†
(a)(1)(G)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).†
(a)(2)(A)	Letter to Stockholders from the President and Chief Executive Officer of Therma-Wave, Inc., dated January 18, 2007.†

Exhibit No.	Description

(a)(2)(B)	Press release issued by Therma-Wave dated January 8, 2007 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on January 8, 2007).
(a)(2)(C)	Letter, dated January 8, 2007, distributed by the President and Chief Executive Officer of Therma-Wave, Inc. to its employees (incorporated by reference to the pre-commencement Schedule 14D-9C filed by Therma-Wave, Inc. with the SEC on January 8, 2007).
(a)(5)	Opinion of Needham & Company, LLC to the Board of Directors of Therma-Wave, Inc., dated January 5, 2007 (incorporated by reference to Annex II attached to this Schedule 14D-9).†
(e)(1)	Agreement and Plan of Merger, dated as of January 7, 2007, by and among Fenway Acquisition Corporation, KLA-Tencor Corporation and Therma-Wave, Inc. (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by Therma-Wave, Inc. with the SEC on January 8, 2007).
(e)(2)	Tender and Support Agreement, dated as of January 7, 2007, by and among Fenway Acquisition Corporation, KLA-Tencor Corporation, Therma-Wave, Inc., each director and executive officer of Therma-Wave, Inc., and each holder of Series B Preferred Stock of Therma-Wave, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Therma-Wave, Inc. with the SEC on January 8, 2007).
(e)(3)	Amended and Restated Mutual Nondisclosure Agreement, dated May 15, 2006, by and between Therma-Wave, Inc. and KLA-Tencor Corporation.
(e)(4)	Amended and Restated Employment Agreement, dated as of August 10, 2005, by and between Therma-Wave, Inc. and Boris Lipkin (incorporated by reference to Exhibit 10.9 to the quarterly report on Form 10-Q filed by Therma-Wave, Inc. with the SEC for the period ended July 3, 2005).
(e)(5)	Employment Agreement, dated as of April 11, 2005, by and between Therma-Wave, Inc. and Joseph Passarello (incorporated herein by reference to Exhibit 10.38 to Therma-Wave’s annual report on Form 10-K for the period ended April 3, 2005).
(e)(6)	Employment Agreement, dated as of May 16, 1997, by and between Therma-Wave, Inc. and John Opsal (incorporated herein by reference to Exhibit 10.4 to Therma-Wave Inc.’s registration statement on Form S-4 filed with the SEC on June 24, 1997).
(e)(7)	Change of Control Severance Agreement by and between Therma-Wave, Inc. and Jon L. Opsal dated as of October 5, 2005 (incorporated herein by reference to Exhibit 10.3 to Therma-Wave, Inc.’s current report on Form 8-K dated October 6, 2005).
(e)(8)	Change of Control Severance Agreement by and between Therma-Wave, Inc. and John W. Mathews, dated as of October 5, 2005 (incorporated herein by reference to Exhibit 10.3 to Therma-Wave, Inc.’s current report on Form 8-K dated October 6, 2005).
(e)(9)	Change of Control Severance Agreement by and between Lena Nicolaides and Therma-Wave, Inc., dated as of March 13, 2006 (incorporated herein by reference to Exhibit 10.3 to Therma-Wave, Inc.’s current report on Form 8-K dated October 6, 2005).
(e)(10)	Change of Control Severance Agreement by and between Brian Renner and Therma-Wave, Inc., dated as of March 13, 2006 (incorporated herein by reference to Exhibit 10.3 to Therma-Wave, Inc.’s current report on Form 8-K dated October 6, 2005).
(e)(11)	Retention Bonus Agreement by and between Brian Renner and Therma-Wave, Inc., dated as of January 8, 2007 (incorporated herein by reference to Exhibit 10.1 to Therma-Wave, Inc.’s current report on Form 8-K filed with the SEC on January 8, 2007).
(e)(12)	Change of Control Severance Agreement by and between Raul Tan and Therma-Wave, Inc., dated as of October 5, 2005 (incorporated herein by reference to Exhibit 10.3 to Therma-Wave, Inc.’s current report on Form 8-K dated October 6, 2005).
(e)(13)	Retention Bonus Agreement by and between Raul Tan and Therma-Wave, Inc., dated as of January 8, 2007 (incorporated herein by reference to Exhibit 10.1 to Therma-Wave, Inc.’s current report on Form 8-K filed with the SEC on January 8, 2007).
(e)(14)	Change of Control Severance Agreement by and between Noel Simmons and Therma-Wave, Inc., dated as of October 5, 2005 (incorporated herein by reference to Exhibit 10.3 to Therma-Wave, Inc.’s current report on Form 8-K dated October 6, 2005).

Exhibit No.	Description

(e)(15)	Form of Indemnification Agreement with directors and executive officers of Therma-Wave, Inc. (incorporated herein by reference to Exhibit 10.12 to Therma-Wave, Inc.’s Annual Report on Form 10-K for the period ended April 3, 2005).
(e)(16)	Retention Bonus Agreement by and between Lena Nicolaides and Therma-Wave, Inc., dated as of January 8, 2007 (incorporated herein by reference to Exhibit 10.1 to Therma-Wave, Inc.’s current report on Form 8-K filed with the SEC on January 8, 2007).
(e)(17)	Retention Bonus Agreement by and between Noel Simmons and Therma-Wave, Inc., dated as of January 8, 2007 (incorporated herein by reference to Exhibit 10.1 to Therma-Wave, Inc.’s current report on Form 8-K filed with the SEC on January 8, 2007).
(g)	None.

*	Incorporated by reference to the Schedule TO filed by Fenway Acquisition Corporation and KLA-Tencor Corporation on January 18, 2007.

†	Included in materials mailed to stockholders of Therma-Wave, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Joseph J. Passarello Name: Joseph J. Passarello Title: Senior Vice President and Chief Financial Officer

Dated: January 18, 2007

ANNEX I

THERMA-WAVE, INC.
1250 RELIANCE WAY
FREMONT, CALIFORNIA 94539

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about January 18, 2007, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Therma-Wave, Inc., a Delaware corporation (the “Company”), with respect to the tender offer by Fenway Acquisition Corporation (“Offeror”), a Delaware corporation and a wholly-owned subsidiary of KLA-Tencor Corporation, a Delaware corporation (“KLA-Tencor”), to the holders of record of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), and the holders of record of shares of the Company’s Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock,” and together with the Common Stock, the “Tender Shares”). Capitalized terms used and not otherwise defined herein shall have their respective meanings as set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by KLA-Tencor to a majority of the seats on the Board of Directors of the Company (the “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of January 7, 2006 (the “Merger Agreement”), by and among the Company, KLA-Tencor and Offeror.

Pursuant to the Merger Agreement, Offeror commenced a cash tender offer (the “Offer”) on January 18, 2007 to purchase all of the issued and outstanding shares of (1) Common Stock at a price of $1.65 per share in cash, net to the seller, without interest thereon and less any required withholding taxes (the “Common Offer Price”), and (2) Series B Preferred Stock at a price of $1.65 in cash per share of Common Stock into which such shares of Series B Preferred Stock are convertible at the consummation of the Offer, net to the seller, without interest thereon and less any required withholding taxes (the “Series B Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 18, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on February 14, 2007; at which time if all conditions to the Offer have been satisfied or waived, Offeror will purchase all of the Tender Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Offeror and KLA-Tencor with the Securities and Exchange Commission (the “SEC”) on January 18, 2007.

The Merger Agreement provides that upon the acceptance for payment of any Tender Shares by pursuant to the Offer and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, KLA-Tencor will be entitled to designate at its option up to that number of directors of the Board equal to the product (rounded up to the next whole number) obtained by multiplying (x) the number of directors on the Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (y) a fraction, the numerator of which is the number of Tender Shares held by KLA-Tencor and Offeror (after giving effect to the number of shares of Common Stock purchased in the Offer) and the denominator of which is the total number of then outstanding Tender Shares. The potential effect of KLA-Tencor’s exercise of such option is the ability to designate a majority of the Board. In connection with the exercise of KLA-Tencor’s option, the Company would be required to take all action necessary, including increasing the size of the Board and obtaining the resignation of such number of its current directors, as is necessary to enable KLA-Tencor’s designees to be elected or appointed to the Board. In addition, the Company would be required to cause the individuals so designated by KLA-Tencor to constitute substantially the same percentage (rounding up where appropriate) on (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company, and (iii) each board committee of each subsidiary of the Company. However, following the election or appointment of KLA-Tencor’s designees to the Board and prior to the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by KLA-Tencor shall be required to authorize (and such authorization shall constitute the authorization of the Board and no other action on the part of the

Company, including any action by any other director of the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board, any extension of time for performance of any obligation or action under the Merger Agreement by KLA-Tencor or Offeror and any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of KLA-Tencor’s designees to the Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information herein incorporated by reference) concerning KLA-Tencor, Offeror and KLA-Tencor’s designees has been furnished to the Company by KLA-Tencor, and the Company assumes no responsibility for the accuracy or completeness of such information.

KLA-TENCOR DESIGNEES

KLA-Tencor has informed the Company that it will choose its designees for the Board from the list of persons set forth below. The following table, prepared from information furnished to the Company by KLA-Tencor, sets forth, with respect to each individual who may be designated by KLA-Tencor as one of its designees, the name, age of the individual as of January 18, 2007, present principal occupation and employment history during the past five (5) years. KLA-Tencor has informed the Company that, except as provided below, each such individual is a U.S. citizen, and each individual has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address of each such person is KLA-Tencor Company, 160 Rio Robles, San Jose, California 95134.

None of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

	Principal Occupation and Material Employment
Name	During the Past Five Years	Age

Vineet Dharmadhikari	Dr. Vineet Dharmadhikari is Vice President/General Manager for the OFM product division at KLA-Tencor Corporation, a position he has held since June 2006. From June 2005 to June 2006, Dr. Dharmadhikari was Vice President/General Manager for the Viper Division in the Wafer inspection Group at KLA-Tencor. From 2004 to 2005, he was Vice President & General Manager for PECVD BU at Novellus Systems, a leading supplier of Process tool to the semiconductor industry. From 2000 to 2003, he was Senior Director of Engineering at Novellus Systems. From 1997 to 2000, Dr. Dharmadhikari was the Vice President of Engineering at Intevac Systems, a leading supplier of Process tool to the semiconductor & data storage industries.	51

	Principal Occupation and Material Employment
Name	During the Past Five Years	Age

David Fisher	David Fisher is Vice President/General Manager for the Optical CD division of KLA-Tencor Corporation, a position he has held since January 2004. From November 2002 to January 2004, Mr. Fisher served as Vice President, Strategic Business Development at KLA-Tencor. From November 2001 to November 2002, Mr. Fisher held the position of General Manager at FEI Company. From 1998 to 2002, Mr. Fisher was CEO of MFI Technologies, and from 1993 to 1997 Mr. Fisher was Partner and joint owner of Quadrus Development, a software development company. Mr. Fisher is a Canadian citizen.	43
Jeffrey L. Hall	Jeffrey L. Hall is Chief Financial Officer of KLA-Tencor Corporation, a position he has held since January 2006. Prior to January 2006, he served as the vice president of finance, tax and treasury at KLA-Tencor, where he focused on enhancing the Company’s operational performance and spearheaded major cost-saving efforts. Mr. Hall began his career at KLA-Tencor in January 2000 in charge of mergers and acquisitions before moving to the office of vice president finance and accounting. Before joining KLA-Tencor, Mr. Hall was CFO of Sonoma Spa Resorts. He also held financial positions at Walt Disney World, AT&T and NCR. Mr. Hall earned his bachelor’s degree in finance from Indiana University and his master’s degree in business administration from the University of Dayton.	41
John H. Kispert	John H. Kispert has been President and Chief Operating Officer of KLA-Tencor Corporation since January 2006. Prior to that, he served as Chief Financial Officer and Executive Vice President of KLA-Tencor since July 2000. From July 1999 to July 2000, Mr. Kispert was Vice President of Finance and Accounting. From February 1998 to July 1999, he was Vice President of Operations for the Wafer Inspection Group. Mr. Kispert joined KLA-Tencor in February 1995 and has held a series of other management positions within the Company. He currently serves on the board of directors of North American SEMI, an industry trade association.	43

	Principal Occupation and Material Employment
Name	During the Past Five Years	Age

Joe Laia	Dr. Joe Laia is Group Vice President, Metrology of KLA-Tencor Corporation, a position he has held since 2006. He is also the Chief Executive Office and Chairman of the Board of Blue29, L.L.C., a joint venture wholly owned by KLA-Tencor and Dainippon Screen Manufacturing Co, a position he has held since 2004. From 2004 to 2006, he was Group Vice President, Process of KLA-Tencor. From 2002 to 2004, he was Vice President and General Manager, PVD Division of Novellus Systems. Dr. Laia received his B.S. in Chemistry and his M.S. and Ph.D. in Materials Science and Engineering from The State University of New York at Stony Brook. Dr. Laia holds 10 patents, has published 25 papers, and has edited one book in the area of materials processing.	49
Shubham Maheshwari	Shubham Maheshwari is Corporate Controller of KLA-Tencor Corporation, a position he has held since August 2006. Mr. Maheshwari joined KLA-Tencor in April 1998 and has held various positions in corporate finance, planning, and division finance within KLA-Tencor, including Senior Director of Business Development from 2004 to August 2006 and Group Controller for Lithography and Pattern Solution Group from 2002 to 2004. Before joining KLA-Tencor, Maheshwari held various positions at American Airlines and Britannia Industries.	36
Jorge Titinger	Jorge Titinger is the Executive Vice President and Chief Administrative Officer at KLA-Tencor Corporation; responsible for Information Technology, Corporate Learning & Development, Facilities and the Company’s globalization initiative. Mr. Titinger joined KLA-Tencor in December of 2002 as the Vice President and General Manager of the Texas Instruments Strategic Business Unit and the Central U.S. Business Unit. Mr. Titinger then became the Vice President and general manager of the Global Customer Operations group. Prior to his current assignment, he was the Senior Vice President and general manager of the Global Support Services group. Prior to joining KLA-Tencor, Mr. Titinger has held executive positions at Applied Materials, Insync, Silicon Graphics and Hewlett Packard. Mr. Titinger holds a Bachelor’s Degree in Electrical Engineering, a Master’s Degree in Electrical Engineering, and a Master’s Degree in Engineering Management and Business, all from Stanford University.	45

	Principal Occupation and Material Employment
Name	During the Past Five Years	Age

Brian Trafas	Dr. Brian Trafas is Chief Marketing Officer at KLA-Tencor Corporation, a position he has held since January 2007. Dr. Trafas served in various executive and management positions at KLA-Tencor prior to assuming his current position, including Vice President of Group Marketing, Wafer Inspection Group from October 2005 to December 2006, Vice President of Group Marketing, Pattern Solution Group from June 2004 to September 2005 and Vice President/General Manager of CD Metrology Division from January 2000 to May 2004.	43
Ben Tsai	Dr. Bin-ming “Ben” Tsai is Executive Vice President and Chief Technology Officer of KLA-Tencor Corporation, a position he has held since October 2006. From January 2005 to October 2006, Dr. Tsai served as the Senior Vice President of Technology at Tokyo Electron Limited, a leading supplier of process tools to the semiconductor and flat panel display industries. From 2000 to 2004, Dr. Tsai was the Group Vice President and Chief Technology Officer of Systems at KLA-Tencor. From 1984 to 1999, Dr. Tsai held various positions at KLA-Tencor, including General Manager of Wafer Inspection and Chief Technology Officer. Dr. Tsai holds over twenty patents in the areas of inspection and metrology. He received his bachelor’s degree in electrical engineering from the National Taiwan University and a master’s degree and PhD in electrical engineering from the University of Illinois at Urbana-Champaign.	48
Laurence Wagner	Laurence Wagner is Senior Vice President, Business Development of KLA-Tencor Corporation, a position he has held since November 2006. From August 2004 to November 2006, Mr. Wagner served as Senior Vice President, Strategic Business Development at KLA-Tencor. From June 2003 to August 2004, he was a principal of Excellerant Group, an M&A boutique. From May 2001 to June 2003, he was corporate Vice President and President, Microlithography Division of FSI International, a leading supplier of semiconductor process equipment. From October 1999 to February 2001, he was Senior Vice President and President, Advanced Bonding Systems Group. From 1998 to 1999, Mr. Wagner was Senior Vice President, Packaging Materials Group at Kulicke and Soffa Industries, a leading supplier of semiconductor packaging equipment and materials. From 1996 to 1998 he was Vice President, Electronic Materials at EMCORE Corporation. Mr. Wagner currently serves on the Board of Directors of Surfect Holdings Inc (SUFH) and Applied Photonics, Inc.	46

	Principal Occupation and Material Employment
Name	During the Past Five Years	Age

Richard P. Wallace	Rick Wallace is Chief Executive Officer of KLA-Tencor Corporation, a position he has held since January 2006. Mr. Wallace has held a variety of senior management positions at KLA-Tencor. These include President and Chief Operating Officer, executive vice president, overseeing the company’s Reticle and Photomask Inspection Division, Films and Surface Technology Division, CTO Software and Customer Groups, and executive vice president of KLA-Tencor’s Wafer Inspection Group. He also served at KLA-Tencor as group vice president for the Lithography Control Group, as well as vice president/general manager and vice president of marketing for the Wafer Inspection Division. He joined KLA-Tencor in 1988 as an applications engineer. Earlier in his career, Rick built his expertise in lithography and yield management through engineering positions with Ultratech Stepper and Cypress Semiconductor. He earned his bachelor’s degree in electrical engineering from the University of Michigan and his master’s degree in engineering management from Santa Clara University, where he also taught strategic marketing and global competitiveness courses upon his graduation.	46

None of KLA-Tencor’s designees is a director of, or holds any position with, the Company. KLA-Tencor has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of its designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. KLA-Tencor has advised the Company that to its knowledge, none of its designees has any family relationship with any director, executive officer or key employees of the Company.

It is expected that KLA-Tencor’s designees may assume office at any time following the time at which such designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, KLA-Tencor’s designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by KLA-Tencor’s designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of the Company will resign.

CERTAIN INFORMATION CONCERNING THE COMPANY

As of the close of business on January 5, 2007, there were 37,230,516 shares of Common Stock outstanding and 10,400 shares of Series B Preferred Stock outstanding. The Common Stock and the Series B Preferred Stock are the only classes of voting securities of the Company that are entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders. Each share of Series B Preferred Stock is entitled to one vote per share of Common Stock into which such share of Series B Preferred Stock is then convertible.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age, position and background of each director and executive officer of the Company as of January 8, 2007.

Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of the Company.

		Background and
	Positions Held with	Positions Held with
Name	Therma-Wave	Other Companies	Age

Papken S. Der Torossian	Chairman of the Board and Director since 2003.	Mr. Der Torossian was Chairman of the Board and Chief Executive Officer of Silicon Valley Group (SVGI), which was acquired by ASML. Earlier, he was credited for turning around several companies and operations, including as President of ECS Microsystems and President of the Santa Cruz Division of Plantronics, Inc. Prior to that, Mr. Der Torossian spent four years at Spectra-Physics and twelve years with Hewlett-Packard in a number of management positions. Mr. Der Torossian was formerly on the Board of Directors of the Silicon Valley Manufacturing Group (SVMG) and on the Board of the Semiconductor Industry Supplier Association (SISA). He was also Chairman of the Semiconductor Equipment and Materials International Environmental, Health & Safety Committee (SEMI EHS), and has served as Chairman of Semi/Sematech. Mr. Der Torossian is currently the Chairman of Vistec Semiconductor Systems, Inc. and Managing Director of Crest Enterprise LLC. Mr. Der Torossian holds a B.S.M.E. degree from MIT and a M.S.M.E. degree from Stanford University. Mr. Der Torossian serves as a director of Parker Vision. He also serves as a director for several privately held companies.	68
Boris Lipkin	President, Chief Executive Officer and Director since 2003.	Prior to joining Therma-Wave in 2003, Mr. Lipkin served as Senior Vice President of ASML Holding NV. Prior to ASML’s acquisition of Silicon Valley Group (SVG), Mr. Lipkin served in various capacities at SVG including President of the Track Division. Before joining SVG in 1995, Mr. Lipkin was Vice President and General Manager of the Thin Films Division of Varian Associates from 1992 to 1995 and Senior Engineering Manager for the Equipment Technology Group of the Micro Electronics Division of IBM from 1978 to 1992. Mr. Lipkin has an electro-mechanical engineering degree from the Polytechnic Institute in Kharkov, Ukraine.	59

		Background and
	Positions Held with	Positions Held with
Name	Therma-Wave	Other Companies	Age

David Aspnes	Director since 2001; current secretary of the nominating and corporate governance committee; and member of compensation committee.	Dr. Aspnes is a Distinguished University Professor of Physics at North Carolina State University. Prior to joining NCSU in 1992, Dr. Aspnes was a Department Head at Bell Communications Research, Inc., for eight years and a Member of the Technical Staff of Bell Laboratories for 17 years. Among his numerous honors, Dr. Aspnes was elected to the National Academy of Sciences in April 1998, an honor reserved for a very select few researchers who have made significant contributions to scientific theory and practice. Dr. Aspnes is the inventor of the technique of spectroscopic ellipsometry that is one of the principal methods used for the determination of the properties of materials and thin films in the semiconductor industry.	67
G. Leonard Baker, Jr.	Director since 1997; chairman of the compensation committee; and member of audit and nominating and corporate governance committees.	Managing Director or General Partner of Sutter Hill Ventures since 1973. Mr. Baker serves as a director of Corcept Therapeutics Inc. and Praecis Pharmaceuticals Inc. He also serves as a director for several privately held companies.	64
John D’Errico	Director since 2001; current chairman of the nominating and corporate governance committee; and member of the audit committee.	Mr. D’Errico has worked with LSI Logic Corporation and is the former Executive Vice President, Storage & Communications Components where he was in charge of the product planning and development, engineering and marketing efforts for LSI Logic’s Communications and Storage Components businesses. Mr. D’Errico serves as a director of SBE, Inc.	63
Gregory Graves	Director since 2005; member of audit and nominating and corporate governance committees.	Mr. Graves is Senior Vice President Strategic Planning and Business Development of Entegris. Previous to this role, he served as the Chief Business Development Officer of Entegris Minnesota since September 2002 as well as Senior Vice President of Finance from September 2003 to September 2004. Prior to joining Entegris Minnesota, Mr. Graves held positions with Deloitte and Touche, General Motors, The Pillsbury Company, RBC Capital Markets and most recently at U.S. Bancorp Piper Jaffray from June 1998 to August 2002. Mr. Graves has extensive experience in accounting, investment banking as well as corporate development and is a CPA. He holds a B.S. and Masters in Accounting from the University of Alabama and an MBA from the Darden School at the University of Virginia.	46

		Background and
	Positions Held with	Positions Held with
Name	Therma-Wave	Other Companies	Age

Peter R. Hanley	Director since 2004; and member of compensation and nominating and corporate governance committees.	Dr. Hanley recently retired from full time service as president of Novellus Systems, Inc. He continues as a part time advisor to the chairman and CEO of Novellus and serves as a director of several companies engaged in the semiconductor equipment industry and Micro Electric Mechanical Systems (MEMS) technologies. For ten years prior to being appointed president, he served as executive vice president of Worldwide Sales and Service. Dr. Hanley has previously held senior management positions at Applied Materials, Inc. and Varian Associates.	67
Nam Pyo Suh	Director since 2004; and member of compensation and nominating and corporate governance committees.	Dr. Nam P. Suh is the Ralph E. & Eloise F. Cross Professor, and director of The Park Center for Complex Systems at MIT. He was the head of the Department of Mechanical Engineering at MIT for ten years from 1991-2001 and has been a member of the MIT faculty since 1970. In October 1984, he accepted a Presidential Appointment at the National Science Foundation (NSF) where he was in charge of engineering. Dr. Suh serves as a director of Integrated Device Technology, Parker Vision, Inc. He also serves as a director for several privately held companies.	70
Lawrence Tomlinson	Director since 2004; chairman of the audit committee; and member of the nominating and corporate governance committee.	Mr. Tomlinson recently retired as senior vice president and treasurer for Hewlett-Packard Company. He has a broad global financial and administrative background that includes expertise in controllership, tax, treasury, order fulfillment, information technology, distribution, logistics, and financial strategic alliances. Mr. Tomlinson satisfies the requirements of a “financial expert” for the audit committee as required by the Sarbanes-Oxley Act of 2002 and as defined by the Securities and Exchange Commission. Mr. Tomlinson serves as a director of Salesforce.com and Coherent, Inc.	66

		Background and
	Positions Held with	Positions Held with
Name	Therma-Wave	Other Companies	Age

John Willinge	Director since 2005; member of compensation and nominating and corporate governance committees.	Mr. Willinge is the founder of Alverstoke Capital Group LLC, an investment management firm based in New York. Prior to forming Alverstoke, he was most recently a Partner at Thomas Weisel Partners LLC where he managed an investment fund. Previously, he was Executive Director of direct investments for a high net worth family. Mr. Willinge also worked at Goldman, Sachs & Co. and Rothschild. Prior to entering the finance industry, Mr. Willinge worked as an operations engineer. Mr. Willinge has 14 years experience in corporate finance, mergers and acquisitions, and investment management and has served as a member of the board of directors of a number of public and private companies. Mr. Willinge received a Master of Business Administration from Harvard Business School, a Bachelor of Commerce from the University of Western Australia, and a Bachelor of Applied Science from Curtin University of Technology.	39
Joseph Passarello	Senior Vice President, Chief Financial Officer, and Secretary since 2005.	Mr. Passarello has over twenty years of fiscal management and operational expertise. From 2002 to 2005, Mr. Passarello served as Vice President and Corporate Controller of JDS Uniphase Corporation, a publicly traded company. Prior to that position, he served as the Vice President of Finance for the U.S. operations of ASML Holding N.V., a Holland-based manufacturer of semiconductor processing capital equipment. Mr. Passarello also served as Vice President and Treasurer of Silicon Valley Group, Inc., a manufacturer of semiconductor processing equipment, prior to its acquisition by ASML Holding, N.V. His professional experience also includes senior finance and accounting positions with Verilink Corporation, Hitachi Data Systems, Inc., and Deloitte & Touche. Mr. Passarello earned a master’s degree in business administration from the Leavey School of Business at Santa Clara University as well as a bachelor of science degree in accounting from St. Mary’s College of California.	45

		Background and
	Positions Held with	Positions Held with
Name	Therma-Wave	Other Companies	Age

John Opsal	Chief Technical Officer since 2000.	Mr. Opsal has served in several research and management positions since starting with Therma-Wave in 1982, including Senior Scientist, Manager of Analytical Software, Manager of the Physics Department, Manager of Research and Development and Director of Research and Development. Prior to joining Therma-Wave, Dr. Opsal was a physicist at the Lawrence Livermore National Laboratory from 1978 to 1982 and a Research Associate and Assistant Professor at Michigan State University from 1974 to 1978. Dr. Opsal holds a Bachelor of Arts degree in physics and mathematics from Eastern Washington University and Master of Science and Ph.D. degrees in physics from Michigan State University.	65
John Mathews	Vice President, Manufacturing and Factory Operations since 2005.	Mr. Mathews has over thirty years of experience in operations, engineering, and customer service with technology companies. He joined Therma-Wave in 2004 from his most recent position at Metron Technology where he was Vice President and General Manager of the Equipment Solutions Group from April 2002 to October 2003. Prior to that position, he was Vice President of U.S. Engineering Operations at Adaptec from September 2000 to July 2001. Mr. Mathews also served as Vice President, Worldwide Service, at Silicon Valley Group from 1993 to 2000 and in various senior management positions at KLA-Tencor from 1979 to 1992. Mr. Mathews holds BSEE, MSEE and MSIA degrees from Purdue University.	58

		Background and
	Positions Held with	Positions Held with
Name	Therma-Wave	Other Companies	Age

Lena Nicolaides	Vice President, Marketing and Applications since March 2006.	Lena Nicolaides joined Therma-Wave in December 2000 and has served as its Vice President, Marketing and Applications since March 2006. Dr. Nicolaides held several research and management positions, and was the Therma-Probe Product Marketing Manager from June 2004 to March 2006. Dr. Nicolaides was Staff Research Scientist for Therma-Wave from January 2004 to June 2004. From December 2000 to January 2004, Dr. Nicolaides was a Senior Research Scientist for Therma-Wave. Prior to joining Therma-Wave, Dr. Nicolaides was a Director of Engineering at Photo-Thermal Diagnostics, Inc. (Toronto, Canada). Dr. Nicolaides has earned a B.A.Sc in Mechanical Engineering from Rutgers University in 1992 and M.A.Sc (1996) and Ph. D. (2000) in Mechanical Engineering from the University of Toronto.	36
Brian Renner	Vice President, Sales and Service since 2004.	Prior to joining Therma-Wave in 2004, Mr. Renner was with Varian Semiconductor Equipment Associates as the head of U.S. Sales and as Manager of Strategic Accounts from 1985 to 2003. Additionally, Mr. Renner served in various positions in Technical Support, Service Marketing and support-related functions. Mr Renner was also the VP of Sales for Semiconductor and Data Storage Products at CVC, Inc. for two years in between positions with VSEA. Prior to moving to Silicon Valley, Mr. Renner spent 10 years at U.S. Steel in various Managerial positions in Engineering and Manufacturing. Mr Renner has a bachelor of science from the University of California at Berkeley, and participated in Masters Graduate Studies at the University of San Francisco.	51

		Background and
	Positions Held with	Positions Held with
Name	Therma-Wave	Other Companies	Age

Raul Tan	Vice President of Engineering since August 2003.	Mr. Tan has over twenty years of experience in the management of product engineering and software development of semiconductor equipment companies. Since August 2003, Mr. Tan has been the Vice President of Engineering of Therma-Wave. From March 2003 to August 2003, Mr. Tan was the Director of Software Engineering of Therma-Wave. From May 2001 to March 2003, Mr. Tan was the Vice President — Software and Automated Products Development for Therma-Wave. He came to Therma-Wave in 1999 from Aehr Test Systems, where he was Vice President of Research & Development Engineering. Prior to that position, he served as Director of Software at Lam Research Corporation. Mr. Tan has also held management positions with General Signal Corporation’s Semiconductor Group. He was a founding member of MESA, now called MESC (Modular Equipment Standards Committee), a part of SEMI. Mr. Tan has several patents and publications related to semiconductor process metrology and characterization. He received his Master of Engineering in Robotics from Carnegie-Mellon University and a B.S. cum laude in Mechanical Engineering from De La Salle University.	46
Noel Simmons	Vice President, Human Resources and Facilities since 2000.	Prior to joining Therma-Wave in 1989, Mr. Simmons was the Director of Human Resources for several divisions within the Semiconductor Equipment Operations Group of the Eaton Corporation from 1981 to 1989, the Industrial Relations Manager for the Analog Division of the Signetics Corporation (now, U.S. Philips) from 1979 to 1981, and the Western Regional Personnel Manager for VWR Scientific from 1976 to 1979. From 1973 to 1983, and served as an officer in the United States Air Force. Mr. Simmons holds a BA degree in Psychology from the University of California at Berkeley, and an MBA degree from California State University, San Francisco.	59

To the knowledge of the Company, there are no material proceedings to which a director or officer of the Company is a party.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Corporate Governance Philosophy

The Board believes that adherence to sound corporate governance policies and practices is important in ensuring that the Company is governed and managed with the highest standards of responsibility, ethics and integrity and in the best interests of the Company’s stockholders.

The Company’s business affairs are conducted under the direction of the Board in accordance with the Delaware General Corporation Law as implemented by the Company’s certificate of incorporation and bylaws. The role of the Board is to effectively govern the affairs of the Company for the benefit of the Company’s stockholders and, to the extent appropriate under Delaware law, other constituencies, which include the Company’s employees, customers and the communities in which the Company does business. The Board strives to ensure the success and continuity of the Company’s business through the selection of a qualified management team. It is also responsible for ensuring that the Company’s activities are conducted in a responsible and ethical manner.

Code of Ethics

The Board has adopted a Code of Ethics that is applicable to all of the Company’s employees worldwide, including all of the Company’s directors, Chief Executive Officer and Chief Financial Officer. The Code of Ethics, which satisfies the requirements of applicable Securities and Exchange Commission rules, contains written standards that are designed to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest; full, fair, accurate, timely and understandable public disclosures and communications, including financial reporting; compliance with applicable laws, rules and regulations; prompt internal reporting of violations of the code; and accountability for adherence to the code. A copy of the Code of Ethics is available as an exhibit to the Company’s annual report on Form 10-K for the year ended March 28, 2004 and is posted on the Company’s Internet website at www.thermawave.com. The Company will disclose any waivers or amendments to the Code of Ethics on the Company’s website at www.thermawave.com.

Director Independence

The Board believes that the interests of the stockholders are best served by having a substantial number of objective, independent representatives on the Board.

The Board has recently evaluated all relationships between each director and the Company and has determined that all of the Company’s directors, other than Mr. Lipkin, who is the Company’s President and Chief Executive Officer, and other than Mr. Der Torossian, the Company’s Chairman of the Board, are independent.

Stockholder Communication with the Board

Stockholders may communicate concerns to any director, Board committee member or the entire Board by writing to the following address: Therma-Wave, Inc., 1250 Reliance Way, Fremont, California 94539, attention Corporate Secretary. Please specify to whom your correspondence should be directed. The Corporate Secretary will promptly forward all correspondence to the relevant director, committee member or the full Board as indicated in the correspondence.

The Company does not currently have a policy that requires all of the Company’s directors to attend the annual stockholder meeting. All of the directors then serving attended the Company’s 2005 annual meeting.

Committees of the Board

The Board has three standing committees to assist it in its oversight responsibilities: the compensation committee, the audit committee and the nominating and corporate governance committee.

Compensation Committee.  The compensation committee reviews, approves and recommends to the Board the amounts and types of compensation to be paid to the Company’s executive officers; reviews, approves and recommends to the Board all bonus and equity compensation to be paid to other Company employees; and

administers the Company’s stock-based compensation plans. Messrs. Aspnes, Baker, Hanley, Suh and Willinge currently serve on the Company’s compensation committee. Mr. Baker is the chairman of the committee. The compensation committee is comprised entirely of directors who satisfy the standards of independence applicable to compensation committee members established under applicable law and NASDAQ listing requirements. The compensation committee met four times during fiscal 2006.

Audit Committee.  The audit committee assists the Board in fulfilling its responsibilities to provide oversight with respect to Therma-Wave’s financial statements and reports and other disclosures provided to stockholders, the Company’s system of internal controls, the audit process and legal and ethical compliance. The Company’s audit committee reports to the Board regarding the Company’s independent registered public accountants, the scope and results of the Company’s annual audits, compliance with the Company’s accounting and financial policies and management’s procedures and policies relative to the adequacy of the Company’s internal accounting controls. The audit committee is responsible for the appointment, compensation and oversight of the Company’s independent registered public accounting firm, and for the pre-approval of audit services and fees and permissible non-audit services and fees. The independent registered public accounting firm reports directly to the audit committee. The committee approves all related party transactions, and has the authority to engage independent counsel and other outside advisors.

Messrs. Baker, D’Errico, Graves and Tomlinson are currently serving on the Company’s audit committee. Mr. Tomlinson is the chairman of the committee. The audit committee meets NASDAQ’s size, independence and experience requirements. The Board has determined that Mr. Tomlinson, the chairman of the audit committee, qualifies as a “financial expert” under the current rules of the SEC. The audit committee met eleven times during fiscal 2006.

Nominating and Corporate Governance Committee.  The nominating and corporate governance committee identifies, evaluates and recommends to the Board candidates for election to the Board. The committee also develops and recommends appropriate corporate governance guidelines, recommends policies and standards for evaluating the overall effectiveness of the Board in the governance of the Company and undertakes such other activities as may be delegated to it from time to time by the Board.

Messrs. Aspnes, Baker, D’Errico, Graves, Hanley, Suh, Tomlinson and Willinge currently serve on the Company’s nominating and corporate governance committee. Mr. D’Errico is the chairman of the committee, and Mr. Aspnes is the secretary. The Board has determined that each current member of the nominating and corporate governance committee meets the SEC’s and NASDAQ’s independence requirements. This committee met one time during fiscal 2006. A copy of the committee’s charter is attached as Appendix B to the Company’s proxy statement relating to the Company’s 2004 annual stockholders meeting.

Director Nomination Process

The Company’s nominating and corporate governance committee has the responsibility for identifying potential director nominees. The committee is open to accepting recommendations from a variety of sources including stockholders, directors and employees of the Company and outside search firms. The four director nominees at this year’s annual meeting were current board members, and we paid no fees to any third parties in connection with identifying them. The nominating and corporate governance committee may in the future engage the assistance of third parties to identify and evaluate potential director nominees, as it deems appropriate.

The committee uses the same process for evaluating all candidates regardless of the source of the nomination. The process for selecting director nominees entails making a preliminary assessment of each candidate based upon his or her resume and other biographical information, his or her willingness to serve and other background information. If the director nominee is a current Board member, the nominating and corporate governance committee also considers prior Board performance and contributions. The committee does not have a specific list of minimum qualifications it considers necessary to any candidate, but will evaluate each candidate on his or her own merits in light of the Company’s needs at the time of the nomination. Based upon this preliminary assessment, candidates who appear to be the best fit will be invited to participate in a series of interviews. At the conclusion of this process, if it is determined that the candidate will be a good fit, the nominating and corporate governance committee will recommend the candidate to the Board for election.

While the nominating and corporate governance committee is responsible for recommending candidates for election as directors at the annual meeting, stockholders also have an opportunity to nominate candidates for election to the board. In general, any stockholder wishing to do so must send notice of the intent to make a nomination to the secretary of Therma-Wave at least 60 but not more than 90 days prior to the first anniversary of the date of the 2006 annual meeting. The notice must contain biographical information about the nominee as required by federal securities laws and regulations and also information identifying the stockholder making the nomination and any beneficial owners on whose behalf the nomination is made. Further details about how a stockholder may nominate a person to serve on the Board can be found in the Company’s bylaws.

Director Compensation

Mr. Der Torossian is an employee of the Company and currently receives a salary of $200,000 a year for his services as Chairman of the Board. In lieu of providing Mr. Der Torossian medical insurance benefits, the Company reimburses him for the medical insurance premiums he pays. This amount totaled $12,192 for the 2006 fiscal year. Mr. Lipkin is also an employee of the Company and received approximately $413,000 for his services in fiscal year 2006 as President, Chief Executive Officer and Director.

All other directors receive $15,000 as annual compensation for their service. Those independent directors who are chairpersons or secretaries of Board committees receive an additional $2,500 per year. In addition, the Company’s non-employee directors are compensated as follows for each Board or committee meeting which they attend:

•	$2,500 for in-person attendance, and $1,500 for telephonic attendance, at each regularly scheduled Board meeting;

•	$1,500 for in-person attendance, and $500 for telephonic attendance, at each special meeting of the Board; and

•	$1,500 for in-person attendance and $500 for telephonic attendance, at a board committee meeting if the committee meeting is not held on the same day as a Board meeting.

The Company’s non-employee directors also generally receive an initial stock option grant of 20,000 shares and yearly grants of 10,000 shares. Mr. Der Torossian and Mr. Lipkin were not granted any stock options in 2006. The Company’s directors are also eligible to receive additional stock option grants as the board determines. Directors are reimbursed for their out-of-pocket expenses incurred in connection with their services.

Compensation Committee Interlocks and Insider Participation

The compensation committee is currently comprised of Messrs. Aspnes, Baker, Hanley, Suh and Willinge. During the Company’s fiscal year ended April 2, 2006, no compensation committee member was a current or former officer or employee of the Company or its subsidiaries. No executive officer of the Company served as a member of the compensation committee of, or as a director of, any company where an executive officer of that company is a member of the Board or compensation committee. See “Related Party Transactions” for a description of certain related party transactions in which members of the compensation committee may have a direct or indirect interest.

Director Participation

The Board held 14 meetings during fiscal 2006 which ended on April 2, 2006. All Board members that served on the Board for all of fiscal 2006 participated in 75 percent or more of the aggregate of the total number of Board meetings held during their periods of service in fiscal 2006 and the total number of Board committee meetings on which they served during their periods of service in fiscal 2006.

Indemnification of Directors and Executive Officers

The Company has agreed to provide indemnification for members of the Board and executive officers of the Company beyond the indemnification provided for in the Delaware General Corporation Law as provided for in the Company’s Restated Certificate of Incorporation and bylaws.

Related Party Transactions

Mr. Aspnes is an owner and director of Aspnes Associates, Inc. The Company uses Aspnes Associates, Inc. for consulting service on various engineering projects and paid $7,400 to Aspnes Associates, Inc. during fiscal 2006.

Mr. D’Errico is the former Executive Vice President, Storage Components of LSI Logic Corporation. The Company’s revenues from sales to LSI Logic Corporation in fiscal 2006 were $340,000.

Mr. Hanley is the former President of Novellus Systems, Inc. and is currently President Emeritus of Novellus. The Company’s revenues from sales to Novellus Systems, Inc. in fiscal 2006 were $144,000.

Dr. Suh is a director of the Manufacturing Institute at MIT. The Company used MIT for consulting service on various projects and have incurred and paid $115,000 during fiscal 2006.

Summary Compensation Table

Executive officers of the company are appointed by and serve at the discretion of the board. The following table shows information concerning the compensation paid or accrued for the fiscal year ended April 2, 2006 for each of the executive officers named below (the “Named Executive Officers”).

						Long-Term
						Compensation Awards
	Annual Compensation					Securities
	Fiscal				Other Annual	Underlying	All Other
Name and Position	Year	Salary	Bonus		Compensation(1)	Options	Compensation

Boris Lipkin	2006	$400,000	$—		$13,310	—	$—
President and Chief	2005	370,577	50,150		12,975	200,000	1,475	(2)
Executive Officer	2004	320,000	—		12,975	300,000	—
Joseph Passarello(3)	2006	$205,975	$—		$10,781	150,000	$—
Senior Vice President	2005	—	—		—	—	—
Chief Financial Officer and	2004	—	—		—	—	—
Secretary
Jon L. Opsal	2006	$254,600	$—		$2,082	25,000	$3,350	(5)
Senior Vice President	2005	248,943	150		975	30,000	50,505	(4)
Chief Technology Officer	2004	229,321	—		975	80,000	5,700	(5)
Brian Renner(6)	2006	$196,461	$43,670	(7)	$7,154	50,000	$—
Vice President	2005	187,250	91,297	(7)	6,975	65,000	—
Worldwide Sales	2004	3,365	—		288	50,000	—
Raul Tan	2006	$208,536	$—		$1,092	35,000	$—
Vice President of	2005	192,796	150		1,059	3,600	72,549	(2)
Engineering	2004	186,777	—		1,053	50,000	—

(1)	Amount includes car allowances and amounts paid pursuant to the company’s cafeteria benefits plan.

(2)	Amounts paid out after termination of the company’s Executive Deferred Compensation Plan.

(3)	Messr. Passarello was hired during fiscal 2006.

(4)	Includes $4,350 in invention award and $46,155 paid after termination of the company’s Executive Deferred Compensation Plan.

(5)	Cash paid as invention award.

(6)	Messr. Renner was hired during fiscal year 2004.

(7)	This amount is all attributable to sales commissions.

Option Grants in Last Fiscal Year

The following table shows information regarding stock options granted by the company to the Named Executive Officers during the Company’s last fiscal year:

					Potential Realizable
		% of Total			Value at Assumed
	Number of	Options			Annual Rate of Stock
	Securities	Granted in	Exercise		Price Appreciation for
	Underlying	Last Fiscal	Price Per	Expiration	Option Term
Name	Options	Year	Share(a)	Date(b)	5%	10%

Boris Lipkin	—	—%	$—	—	$—	$—
Joseph Passarello	150,000	12.49%	$1.47	5/03/15	138,671	351,420
Jon Opsal	25,000	2.08%	$1.91	8/16/15	30,030	76,101
Brian Renner	50,000	4.16%	$1.58	2/05/16	49,683	125,906
Raul Tan	35,000	2.91%	$1.91	8/16/15	42,042	106,582

(a)	The exercise price was determined based upon the closing price of the Company’s stock on the day prior to the grant.

(b)	Options will generally expire on the earlier of 90 days after the date of termination of employment or the date indicated above.

Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

No options were exercised by any Named Executive Officers during the Company’s last fiscal year. The following table shows information for the Named Executive Officers concerning options outstanding at the end of the last fiscal year:

Value of Unexercised
	Number of Securities	In-the-Money
	Underlying Unexercised	Options at Fiscal Year-End
	Options at Fiscal Year End	($)(a)
Name	Unexercisable/Exercisable	Unexercisable/Exercisable

Boris Lipkin	362,501/637,499	$185,626/$624,374
Joseph Passarello	150,000/0	$243,000/$0
Jon Opsal	70,417/234,238	$21,938/$59,062
Brian Renner	111,147/53,853	$81,000/$0
Raul Tan	39,228/56,072	$2,195/$5,905

(a)	Based on the closing price of the Common Stock at April 2, 2006.

Shares Authorized for Issuance Under Equity Compensation Plans

The following table summarizes the total shares of Common Stock that may be received by holders upon the exercise of currently outstanding options, the weighted average exercise price of those outstanding options, and the number of shares of Common Stock that are still available for future issuance under the Company’s equity compensation plans after considering the stock options currently outstanding as of April 2, 2006. All of the options described below have been or can be issued pursuant to the Company’s 1997 Stock Purchase and Option Plan, the Company’s 1997 Employee Stock Purchase and Option Plan, the Company’s 1997 Special Employee Stock Purchase and Option Plan, the Company’s 2000 Equity Incentive Plan and the Company’s 2000 Employee Stock Purchase Plan as of April 2, 2006. All of these plans have been approved by the Company’s stockholders.

	Number of Shares
	to be Issued Upon	Weighted Average	Number of Shares
	Exercise of	Exercise Price	Remaining
	Outstanding	of Outstanding	Available for
Plan Category	Stock Options(1)	Stock Options(1)	Future Issuance

Equity compensation plans approved by stockholders
Stock option plans	5,136,655	$3.66	2,798,744	(2)
Employee Stock Purchase Plan(1)			1,180,662

Total			3,979,406

(1)	The number of securities to be issued upon the exercise of outstanding options and the weighted average exercise price of outstanding options under the Company’s 2000 Employee Stock Purchase Plan cannot be determined prior to the actual purchase dates under the plan.

(2)	The number of shares available for issuance under the Company’s 2000 Equity Incentive Plan increases each year by one percent of the total shares of the Company’s outstanding Common Stock pursuant to the terms of the plan.

Agreements with the Named Executive Officers

We have employment agreements, change of control severance agreements and other agreements with the Named Executive Officers.

Under their respective employment arrangements, Messrs. Lipkin, Passarello and Opsal currently receive:

•	An annual base salary subject to review by the Board and the Company’s president or chief executive officer. Their base salaries as of May 1, 2006 were as follows:

Name	Base Salary

Boris Lipkin	$400,000
Joseph Passarello	$235,000
Jon Opsal	$254,600

•	An annual bonus based upon the Company’s achievement of operating targets and the attainment of individual goals by each named executive, each to be determined by the board and the Company’s president or chief executive officer on an annual basis;

•	Customary fringe benefits including automobile allowances, life insurance and a cafeteria benefits plan; and

•	Stock options as determined from time to time by the Board.

Any unvested outstanding options to purchase Common Stock that are held by Named Executive Officers will fully vest if such Named Executive Officer is terminated by the Company without cause or by such executive for good reason, within six months after a change of control, pursuant to such Named Executive Officer’s change of control severance agreement or employment agreement, as applicable. The consummation of the Offer will constitute a change of control pursuant to such change of control severance agreement and/or employment agreement.

Mr. Lipkin’s Employment Agreement

Mr. Lipkin’s employment agreement does not set an employment period ending date. Nonetheless, his employment will automatically terminate upon his resignation, death or disability or termination for good reason (as defined in the agreement), or upon termination by the Company, with or without cause (as defined in the agreement).

If Mr. Lipkin’s employment were terminated by the Company without cause or by him for good reason, he would be entitled to receive his then current base salary, a prorated portion of his bonus and fringe benefits for six months. If Mr. Lipkin’s employment were terminated by the Company for cause or if he resigned without good reason, he would be entitled to receive his then current base salary through the date of termination. If Mr. Lipkin became disabled, he would receive his then current base salary, a prorated portion of his bonus and fringe benefits for 12 months. If Mr. Lipkin’s employment were terminated by the Company without cause or by him for good reason within 24 months following a change of control (as that term is defined in his agreement), he would be entitled to his base salary, bonus and fringe benefits for 24 months. Any severance payments Mr. Lipkin would receive would be reduced by up to 50% of the amount of any compensation he receives from any other employment during the period he is receiving severance payments.

Under his employment agreement, Mr. Lipkin has agreed not to compete with the Company during his employment period or to disclose any of the Company’s confidential information during his employment period or at any time thereafter. In addition, he has agreed to:

•	not solicit any customer, supplier, licensee, licensor, franchisee or other business relation of the Company while he is employed by the Company, during his severance period and for two years thereafter;

•	not solicit or hire any of the Company’s employees for a period of two years following the date of his termination; and

•	maintain the confidentiality of all of the Company’s trade secrets for two years following the end of his employment.

In addition, Mr. Lipkin has agreed to disclose to the Company any and all inventions he creates relating to the Company’s business conceived or learned by him during his employment with the Company and acknowledge that these inventions will be the Company’s property. The description of Mr. Lipkin’s employment agreement is qualified in its entirety by reference to such agreement filed as Exhibit (e)(4) to the Schedule 14D-9, which is incorporated herein by reference.

Mr. Passarello’s Employment Agreement

Mr. Passarello’s employment under the agreement is at-will and may be terminated at any time with or without cause or notice. Under the employment agreement, Mr. Passarello is paid a base salary, an annual bonus of up to 35% of his base salary based on certain individual performance criteria, a car allowance, and is allowed to participate in other employee benefit programs of the Company.

Mr. Passarello’s employment agreement also provides for the unvested portion of all stock options under the initial stock option grant to automatically accelerate in the event that his employment is terminated by the Company without cause, his employment is terminated for good reason, or he is assigned to a position that is not equivalent to his current position within 6 months of a change in control.

In the event that Mr. Passarello is terminated without cause, he is entitled to severance pay equal to 6 months of his base salary in effect at termination. In the event that he is terminated without cause within 6 months of a change in control, he is entitled to severance pay equal to 12 months of his base salary in effect at termination.

During Mr. Passarello’s employment period and thereafter, he has agreed not to disclose or use any confidential information or proprietary data of the Company.

The description of Mr. Passarello’s employment agreement is qualified in its entirety by reference to such agreement filed as Exhibit (e)(5) to the Schedule 14D-9, which is incorporated herein by reference.

Mr. Opsal’s Employment and Change of Control Severance Agreement

Mr. Opsal’s employment agreement does not set an employment period ending date. Nonetheless, his employment will automatically terminate upon his resignation, death or disability or termination for good reason (as defined in the agreement), or upon termination by the Company, with or without cause (as defined in the agreement).

Mr. Opsal’s employment agreement entitles him to be paid a base salary, an annual bonus based on the Company achieving certain corporate performance goals as well as individual goals and is allowed to participate in other employee benefit programs of the Company.

If Mr. Opsal’s employment were terminated by the Company without cause or by him for good reason or as a result of disability, he would be entitled to receive his then current base salary, a bonus equal to 30% of his base salary in effect immediately prior to termination based on a 15 month severance period, and benefits for fifteen months after the date of such termination. If Mr. Opsal’s employment were terminated by the Company for cause or if he resigned without good reason, he would be entitled to receive his then current base salary through the date of termination. Any severance payments Mr. Opsal would receive would be reduced by up to 50% of the amount of any compensation he receives from any other employment during the period he is receiving severance payments.

Under his employment agreement, Mr. Opsal has agreed not to compete with the Company during his employment period or to disclose any of the Company’s confidential information during his employment period or at any time thereafter. In addition, he has agreed to:

•	not solicit any customer, supplier, licensee, licensor, franchisee or other business relation of the Company while he is employed by the Company, during his severance period and for two years thereafter;

•	not solicit or hire any of the Company’s employees for a period of five years following the date of his termination; and

•	maintain the confidentiality of all of the Company’s trade secrets.

In addition, Mr. Opsal has agreed to disclose to the Company any and all inventions he creates relating to the Company’s business conceived or learned by him during his employment with the Company and acknowledge that these inventions will be the Company’s property.

In the event that Mr. Opsal’s employment is terminated by the Company without cause or his employment is terminated for good reason within 6 months after a change in control, Mr. Opsal’s change of control severance agreement provides that he is entitled to the following:

•	the greater of his base salary for 6 months after termination or the severance as part of his employment agreement (see above);

•	employee benefits for a period of 6 months after termination; and

•	immediate of vesting of all stock options granted by the Company prior to the change in control.

The description of Mr. Opsal’s employment agreement and change of control severance agreement is qualified in its entirety by reference to such agreements filed as Exhibits (e)(6) and (e)(7), respectively, to the Schedule 14D-9, which are incorporated herein by reference.

Mr. Renner’s Change of Control Severance Agreement and Retention Bonus Agreement.

Mr. Renner entered into a change of control severance agreement, dated as of March 13, 2006, providing that if, within six months following a change of control of the Company, Mr. Renner’s employment is terminated by the Company other than for cause, or by Mr. Renner for good reason, Mr. Renner shall be entitled to the following severance benefits: (i) six months of base salary, as in effect as of the date of such termination; (ii) certain medical, dental, life insurance and other benefits to be continued post-employment for the six-month period following such termination; and (iii) full vesting of all stock options granted by the Company to Mr. Renner prior to the change of control. The consummation of the Offer and the Merger would constitute a change of control under Mr. Renner’s change of control severance agreement. The description of Mr. Renner’s change of control severance agreement is qualified in its entirety by reference to such agreement filed as Exhibit (e)(10) to the Schedule 14D-9, which is incorporated herein by reference.

On January 8, 2007, the Company entered into retention bonus agreements with Mr. Renner, pursuant to which the Company will pay, within one week after the effective time of the Merger, a retention bonus of $50,000 to Mr. Renner so long as Mr. Renner is an employee of the Company or any of its subsidiaries at the time of the closing of the Merger. The description of the retention bonus agreements of Mr. Renner is qualified in its entirety by reference to such agreement filed as Exhibit (e)(11) to the Schedule 14D-9, which is incorporated herein by reference.

Mr. Tan’s Change of Control Severance Agreement and Retention Bonus Agreement.

Mr. Tan entered into a change of control severance agreement, dated October 5, 2005, providing that if, within six months following a change of control of the Company, Mr. Tan is terminated by the Company other than for cause, or by Mr. Tan for good reason, he shall be entitled to the following severance benefits: (i) six months of his base salary, as in effect as of the date of such termination; (ii) certain medical, dental, life insurance and other benefits to be continued post-employment for the six-month period following such termination; and (iii) full vesting of all stock options granted by the Company to Mr. Tan prior to the change of control. The consummation of the Offer and the Merger would constitute a change of control under the change of control severance agreement of Mr. Tan. The description of the change of control severance agreement of Mr. Tan is qualified in its entirety by reference to such agreement filed as Exhibit (e)(12) to the Schedule 14D-9, which is incorporated herein by reference.

On January 8, 2007, the Company entered into retention bonus agreements with Mr. Tan, pursuant to which the Company will pay, within one week after the effective time of the Merger, a retention bonus of $50,000 to Mr. Tan so long as Mr. Tan is an employee of the Company or any of its subsidiaries at the time of the closing of the Merger. The description of the retention bonus agreement of Mr. Tan is qualified in its entirety by reference to such agreement filed as Exhibit (e)(13) to the Schedule 14D-9, which is incorporated herein by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and greater-than-ten-percent stockholders to file reports with the SEC regarding changes in beneficial ownership of Common Stock and Series B Preferred Stock and to provide us with copies of the reports. Based on the Company’s review of these reports and of certifications furnished to the Company, the Company believes that all of these reporting persons complied with the filing requirements for fiscal 2006.

PRINCIPAL STOCKHOLDERS

The following table provides information with respect to the beneficial ownership of the Company’s voting securities, as of January 8, 2007 by:

•	Any person (including any “group” as set forth in Section 13(d) (3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) known by the Company to be the beneficial owner of more than 5% of any class of the Company’s voting securities;

•	each of the Company’s directors or those nominated to be a director;

•	each of the Company’s Named Executive Officers; and

•	all directors, named executives and other executive officers as a group.

The table includes the number of shares and percentage ownership represented by the shares determined to be beneficially owned by a person under the rules of the SEC. The number of shares beneficially owned by a person includes shares of Common Stock or Series B Preferred Stock that are subject to options and warrants held by that person that are currently exercisable or are exercisable within 60 days of January 8, 2007. Such shares are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by that person but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. As of January 8, 2007, there were 37,230,516 shares of Common Stock and 10,400 shares of Series B Preferred Stock issued and outstanding. The shares of Series B Preferred Stock are convertible into 6,709,677 shares of Common Stock. Unless otherwise indicated, the address of each of the individuals listed below is c/o Therma-Wave, Inc., 1250 Reliance Way, Fremont, California 94539.

	Shares Beneficially Owned
		Percentage of
	Number of Shares	Common Stock
Name	of Common Stock	Ownership

North Run Capital LP(1)	7,741,739	18.7%
Deephaven Capital Management(2)	4,134,839	10.0%
Galleon Management, L.P.(3)	2,744,743	7.4%
Boris Lipkin, President, Chief Executive Officer and Director(4)	896,665	2.4%
Papken Der Torossian, Chairman of the Board(5)	727,982	2.0%
Jon L. Opsal, Senior Vice President, Chief Technical Officer(6)	431,247	1.2%
Joseph Passarello, Senior Vice President, Chief Financial Officer and Secretary(7)	83,025	*
Brian Renner, Senior Director of U.S. Sales(8)	98,828	*
Raul Tan, Vice President of Engineering(9)	88,916	*
David E. Aspnes, Director(10)	60,708	*
G. Leonard Baker, Jr., Director(11)	351,603	*
John D’Errico, Director(12)	55,208	*
Gregory Graves, Director(13)	6,250	*
Peter R. Hanley, Director(13)	25,416	*
Nam Pyo Suh, Director(13)	25,416	*
Lawrence Tomlinson, Director(13)	25,416	*
John Willinge, Director(13)	6,250	*

All Directors, Named Executives Officers and Other Executive Officers as a Group (17 persons)	3,125,236	7.9%

	Shares Beneficially Owned
		Percentage of
	Number of Shares of	Series B Preferred
Name	Series B Preferred Stock	Stock Ownership

Deephaven Capital Management(14)	5,200	50.0%
North Run Capital LP(15)	5,200	50.0%

*	Less than one percent.

(1)	The information concerning shares owned has been derived from a Form 13D/A filed with the SEC on January 9, 2007. The shares listed in the table include 780,000 shares of Common Stock that can be acquired upon the exercise of outstanding warrants within 60 days following January 8, 2007, and 3,354,839 shares of Common Stock issuable upon conversion of Series B Preferred. The address of North Run Capital LP is One International Place, Suite 2401, Boston, MA, 02110.

(2)	The information concerning shares owned has been derived from a Form 13D/A filed with the SEC on January 10, 2007. The shares listed in the table include 780,000 shares of Common Stock that can be acquired upon the exercise of outstanding warrants within 60 days following January 8, 2007, and 3,354,839 shares of

Common Stock issuable upon conversion of Series B Preferred. The address of Deephaven Capital Management LLC is 130 Cheshire Lane, Suite 120, Minnetonka, MN 55305.

(3)	The information concerning shares owned has been derived from Form 13F dated September 29, 2006 and filed on November 15, 2006 by Galleon Management, L.P. The shares of Common Stock being reported as beneficially owned by Galleon Management are held through various affiliated entities. The address of Galleon Management, L.P. is 135 East 57th Street, 16th Floor, New York, NY 10022.

(4)	The shares listed in the table include 866,666 shares of Common Stock that can be acquired upon the exercise of outstanding options within 60 days following January 8, 2007.

(5)	Of these shares, 234,733 shares are held in a family trust of which Mr. Der Torossian is a trustee. Mr. Der Torossian disclaims beneficial ownership in these shares except to the extent of his pecuniary interest in the trust. The other, 456,249 shares can be acquired upon the exercise of outstanding options within 60 days following January 8, 2007.

(6)	The shares listed in the table include 270,071 shares of Common Stock that can be acquired upon the exercise of outstanding options within 60 days following January 8, 2007.

(7)	The shares listed in the table include 68,750 shares of Common Stock that can be acquired upon the exercise of outstanding options within 60 days following January 8, 2007.

(8)	The shares listed in the table include 93,749 shares of Common Stock that can be acquired upon the exercise of outstanding options within 60 days following January 8, 2007.

(9)	The shares listed in the table include 71,866 shares of Common Stock that can be acquired upon the exercise of outstanding options within 60 days following January 8, 2007.

(10)	The shares listed in the table include 35,208 shares of Common Stock that can be acquired upon the exercise of outstanding options within 60 days following January 8, 2007.

(11)	Of these shares, 69,831 shares are held by a trust of which Mr. Baker is a trustee and 116,800 shares are held by a limited partnership of which Mr. Baker is a general partner. Mr. Baker disclaims beneficial ownership in these shares except to the extent of his pecuniary interest in the trust and limited partnership, respectively. Also, 21,907 of these shares are held in a retirement trust for the benefit of Mr. Baker and 14,165 of these shares reflect options that can be exercised within 60 days following January 8, 2007.

(12)	The shares listed in the table include 35,208 shares of Common Stock that can be acquired upon the exercise of outstanding options within 60 days following January 8, 2007.

(13)	The shares listed in the table can be acquired upon the exercise of outstanding options within 60 days following January 8, 2007.

(14)	The information concerning shares owned has been derived from a Schedule 13D/A filed with the SEC on January 10, 2007. The address of Deephaven Capital Management LLC is 130 Cheshire Lane, Suite 120, Minnetonka, MN 55305.

(15)	The information concerning shares owned has been derived from a Form 13D/A filed with the SEC on January 9, 2007. The address of North Run Capital LP is One International Place, Suite 2401, Boston, MA, 02110.

COMPENSATION COMMITTEE REPORT
ON EXECUTIVE COMPENSATION

Under the rules of the SEC, this compensation committee report is not deemed to be incorporated by reference by any general statement incorporating this Information Statement by reference into any filings with the SEC.

The Board’s compensation committee is currently comprised of Messrs. Aspnes, Baker, Hanley, Suh and Willinge. None of these compensation committee members is employed by the Company and each is an independent director under NASDAQ’s rules.

The compensation committee’s responsibilities include:

•	developing guidelines for and review of the compensation and performance of the Company’s officers, including the chief executive officer;

•	adopting and changing the Company’s compensation policies and practices and reporting its recommendations to the full board;

•	administering the Company’s stock plans, including approval of all share authorizations and option grants; and

•	determining the parameters within which the Company’s executives are compensated.

In reviewing the Company’s compensation programs, the compensation committee adheres to a compensation philosophy that focuses management on achieving financial and operating objectives which provide long-term stockholder value with the goal of aligning the interest of senior management with those of the Company’s stockholders. The Company considers the following key components to executive compensation:

• base salary,	• annual bonus,
• long-term equity incentives, particularly stock options,	• accumulated realized and unrealized stock option gains,
• the dollar value to the executive and the cost to the company of all perquisites and other personal benefits, and	• the actual and projected payout obligations under several potential severance and change-in-control personal benefits, and scenarios.

The committee has set forth below a discussion as to how the executive officers’ compensation was determined. In making its recommendations to the full board concerning adjustments to compensation levels, the compensation committee considers the financial condition and operational performance of the Company during the prior year and the progress that the executives helped the Company make during the year.

Base Salary.  In fiscal 2006, the base salary for each executive officer of the Company was determined based on the expected level of responsibility of the executive officer and competitive market conditions in accordance with the officer’s employment agreement, if applicable. The committee aims to set base salaries at levels that are competitive with those paid to senior executives with comparable qualifications, experience and responsibilities at other companies in our industry. The committee believes this is necessary to attract and retain the executive talent required to form a stable management team to lead the Company. This is particularly true given the competitive environment for executive talent in Silicon Valley, where our headquarters are located. Salaries are usually either reviewed annually or in connection with promotions, and industry and peer group salaries are considered in making determinations.

The Company established an Executive Deferred Compensation Plan in 2000 which was terminated during fiscal 2005. As a result of the termination, several of our executives received large payments from the company which accounted for deferred compensation the executives had paid into the plan in previous years. We did not consider these deferred compensation payments as compensation to the executives for fiscal year 2005 since the payments represented compensation that had been forgone by the executives in previous years.

Annual Bonus.  Each executive officer of the Company is eligible to earn a bonus based upon individual performance during the fiscal year and the Company’s performance generally. For fiscal year 2006, the compensation committee considered the achievement of each executive’s budget goals against the annual operating budget approved by the board for the fiscal year to determine each individual’s achievement in his area of oversight. No bonuses were earned during fiscal 2006.

Long-Term Equity Incentives.  The committee believes that stock options directly link the compensation of executive officers with the appreciation realized by the Company’s stockholders. Stock options are viewed as a critical tool to attract and retain highly qualified executives, and are a major component of the compensation package, consistent with practices throughout the electronics and semiconductor industries. The compensation committee has broad authority to award equity-based compensation arrangements to any eligible employee, consultant or advisor of the Company. Since the ultimate value of stock options bears a direct relationship to the market price of the Common Stock, the compensation committee believes that equity incentive awards are an effective method to encourage management to create value for the Company’s stockholders.

Under the Company’s 2000 Equity Incentive Plan, which is the only stock option plan under which options can currently be issued, options are granted at their fair market price and expire up to ten years after the date of grant.

Vesting generally occurs over a four-year period, however it may be accelerated in some circumstances following a change of control of the Company. The Company awarded stock options in varying amounts to all of select executives during fiscal 2006.

Executives are also entitled to participate in the company’s 2000 Employee Stock Purchase Plan through which they can purchase the company’s stock at a 15% discount to its fair market value. Each employee determines whether he or she will participate in this plan and, if so, to what extent.

The Committee’s Conclusion.  Based on our consideration of all of the factors discussed above, we find that the Chief Executive Officer’s and the other executives’ total compensation (and, in the case of the severance and change-in-control scenarios, the potential payouts) in the aggregate to be reasonable and not excessive. It should be noted that when the committee considers any component of the Company’s executives’ total compensation, the aggregate amounts and mix of all the components, including accumulated (realized and unrealized) option gains are taken into consideration in the committee’s decision.

CEO Compensation.  Boris Lipkin has served as President and Chief Executive Officer of the Company since early 2003. The committee adheres to the same compensation principles described above and applied to all executives in determining Mr. Lipkin’s compensation. Mr. Lipkin’s base salary was set at $400,000 for the fiscal year ended April 2, 2006. Mr. Lipkin’s employment agreement provides that he is eligible to receive a bonus of up to 50% of his base salary based on the Company reaching certain targets set by the Board. No bonuses were earned in fiscal 2006.

The committee considered the difference between Mr. Lipkin’s compensation and the compensation of the Company’s other executives in all of the areas of compensation listed above and determined that this difference was appropriate given Mr. Lipkin’s achievements.

Limitation on Deductibility of Certain Compensation for Federal Income Tax Purposes.  The Internal Revenue Code precludes the Company from taking a deduction for compensation in excess of $1 million for certain executive officers. Certain performance-based compensation is specifically excluded from the deduction limit. The Company’s policy is to qualify, to the extent reasonable, the compensation of executive officers for deductibility under applicable tax laws. However, the committee believes that its primary responsibility is to provide a compensation program that will attract, retain and reward the executives who will further the Company’s success, and that the loss of a tax deduction may be necessary in some circumstances. The Company’s incentive and stock option plans are nevertheless designed to qualify as performance based plans within the meaning of the Internal Revenue Code so as to preserve deductibility by the Company of the compensation paid under them.

The foregoing report has been approved by all members of the compensation committee.

G. Leonard Baker, Jr., Chairman
David Aspnes
Peter R. Hanley
Nam Pyo Suh
John Willinge

AUDIT COMMITTEE REPORT

Under the rules of the SEC, this audit committee report is not deemed to be incorporated by reference by any general statement incorporating this Information Statement by reference into any filings with the SEC.

The audit committee is responsible for the appointment, compensation and oversight of the Company’s independent registered public accounting firm, and for the pre-approval of audit services and permissible non-audit services. The independent registered public accounting firm reports directly to the audit committee.

The audit committee has reviewed the relevant requirements of the Sarbanes-Oxley Act of 2002 and the related rules of the Securities and Exchange Commission and the NASDAQ National Market regarding audit committee composition, procedures and responsibilities. Although the audit committee’s existing procedures and responsibilities generally complied with the requirements of these rules and standards, the board of directors has adopted amendments to the audit committee’s charter to implement certain of the rules and to make explicit its adherence to others. A copy of the committee’s amended charter is attached to the Company’s proxy statement for the Company’s 2006 annual stockholders meeting.

Management is responsible for the financial reporting process, the preparation of consolidated financial statements in accordance with generally accepted accounting principles, the system of internal controls, and procedures used to ensure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm audits the Company’s financial statements, management’s assessment of internal control over financial reporting and the effectiveness of internal control over financial reporting. The audit committee’s responsibility is to monitor and review these processes and procedures; however, the members of the audit committee are not professionally engaged in the practice of accounting or auditing. The audit committee relies, without independent verification, on the information provided to the committee and on the representations made by management that the financial statements have been prepared in conformity with generally accepted accounting principles.

The audit committee reviewed and discussed the audited financial statements with management. The audit committee also met with PricewaterhouseCoopers LLP, with and without management present, to discuss the results of its independent audit. In addition, the audit committee reviewed and discussed the audited consolidated financial statements for fiscal year 2006 and held discussions with management and PricewaterhouseCoopers LLP on the quality, not just the acceptability, of our accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The audit committee reviewed and discussed with management, management’s report on the Company’s internal control over financial reporting and reviewed and discussed with PricewaterhouseCoopers LLP, PricewaterhouseCoopers LLP’s integrated audit report on the consolidated financial statements, management’s assessment of the effectiveness of the Company’s internal control over financial reporting and the effectiveness of internal control over financial reporting.

The audit committee has discussed with PricewaterhouseCoopers LLP the matters required to be discussed by SAS 61 “Codification of Statements on Accounting Standards”, as amended by SAS 89 “Audit Adjustments”, and SAS 90 “Audit Committee Communications”, which includes, among other items, matters related to the conduct of the audit of our financial statements and other matters relating to the auditor’s judgments about the acceptability and the quality of the company’s accounting principles.

PricewaterhouseCoopers LLP has provided the audit committee with a formal written statement describing all relationships between the registered public accounting firm and the company that might bear on the registered public accounting firm’s independence consistent with Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees.” The audit committee discussed with the registered public accounting firm any relationships that may have an impact on their objectivity and independence and satisfied itself as to the registered public accounting firm’s independence. The audit committee also reviewed, among other things, the amount of fees paid to PricewaterhouseCoopers LLP for audit and non-audit services and considered whether the provision of non-audit services by PricewaterhouseCoopers LLP is compatible with maintaining PricewaterhouseCoopers LLP independence. PricewaterhouseCoopers LLP did not provide any financial information systems design or implementation services to the company during the fiscal year ended April 2, 2006.

Based on these reviews and discussions with management and PricewaterhouseCoopers LLP, and subject to our role and responsibilities described above and in the revised Audit Committee Charter, the audit committee recommended to the board of directors that the audited financial statements should be included in the Company’s Annual Report on Form 10-K for the year ended April 2, 2006 for filing with the Securities and Exchange Commission.

The foregoing has been approved by all members of the audit committee.

Lawrence Tomlinson, Chairman
G. Leonard Baker, Jr.
John D’Errico
Gregory Graves

PERFORMANCE GRAPH

The following graph shows the cumulative total stockholder return on the Company’s Common Stock since March 31, 2002 compared to the return of the Philadelphia Semiconductor Index and the NASDAQ National Market Index. The graph assumes that the value of the investment in our Common Stock and each index was $100.00 on April 2, 2000.

	March 31, 2002	March 30, 2003	March 28, 2004	April 3, 2005	April 2, 2006
Therma-Wave, Inc.	$100.00	$3.19	$25.42	$11.57	$11.22
Philadelphia Semiconductor Index	$100.00	$52.08	$80.51	$69.08	$83.94
NASDAQ National Market (U.S.) Index	$100.00	$74.22	$106.21	$108.34	$126.79

ANNEX II

OPINION OF NEEDHAM & COMPANY, LLC

January 5, 2007

Board of Directors
Therma-Wave, Inc.
1250 Reliance Way
Fremont, CA 94539

Gentlemen:

We understand that Therma-Wave, Inc. (“Therma-Wave”), KLA-Tencor Corporation (“KLA-Tencor”), and Fenway Acquisition Corporation, a wholly-owned subsidiary of KLA-Tencor (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) that provides for Merger Sub to commence a tender offer (the “Offer”) to purchase (i) all of the outstanding shares of common stock, par value $0.01 per share, the Therma-Wave (“Therma-Wave Common Stock”) at a price of $1.65 per share, net to the seller in cash (the “Offer Price”) and (ii) all of the outstanding shares of series B preferred stock of Therma-Wave at a price per series B share equal to the Offer Price multiplied by the number of shares of Therma-Wave Common Stock into which such series B share is then convertible on the date of consummation of the Offer, net to the seller in cash. We also understand that, pursuant to the Merger Agreement, following completion of the Offer, MergerSub will merge with and into Therma-Wave (the “Merger”), as a result of which Therma-Wave will become a wholly-owned subsidiary of KLA-Tencor and each issued and outstanding share of Therma-Wave Common Stock (other than shares held in the treasury of Therma-Wave or owned by KLA-Tencor) will be converted into the right to receive $1.65 per share in cash (the per share consideration to be received in the Offer and the Merger, the “Consideration”). The terms and conditions of the Offer and the Merger (collectively, the “Transaction”) will be set forth more fully in the Merger Agreement.

You have asked us to advise you as to the fairness, from a financial point of view, to the holders of Therma-Wave Common Stock of the Consideration to be received by such holders pursuant to the Merger Agreement.

For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated January 3, 2007; (ii) reviewed certain publicly available information concerning Therma-Wave and certain other relevant financial and operating data concerning Therma-Wave furnished to us by Therma-Wave; (iii) reviewed the historical stock prices and trading volumes of Therma-Wave Common Stock; (iv) held discussions with members of management of Therma-Wave concerning Therma-Wave’s past and current operations and future business prospects; (v) reviewed certain financial forecasts with respect to Therma Wave prepared by management of Therma-Wave and held discussions with members of such management concerning those forecasts; (vi) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed generally relevant to similar data for Therma-Wave; (vii) reviewed the financial terms of certain other business combinations that we deemed generally relevant; and (viii) performed and considered such other studies, analyses, inquiries and investigations as we deemed appropriate.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. In addition, we have assumed, with your consent, that the Transaction will be consummated upon the terms and subject to the conditions set forth in the draft Merger Agreement dated January 3, 2007 without material alternation or waiver thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no modification, delay, limitation, restriction or condition will be imposed that would have an adverse effect on Therma-Wave, KLA-Tencor or the contemplated benefits of the Transaction. With respect to the financial forecasts for Therma-Wave provided to us by the management of Therma-Wave, we have assumed, with your consent and based upon discussions with such management, that such forecasts have been prepared on bases reflecting the best currently available estimates and

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judgments of such management, at the time of preparation, of the future operating and financial performance of Therma-Wave. We express no opinion with respect to any of such forecasts or the assumptions on which they were based. We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of Therma-Wave or KLA-Tencor. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of Therma-Wave Common Stock of the Consideration to be received by such holders pursuant to the Merger Agreement and does not address Therma-Wave’s underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies that might be available to Therma-Wave. Our opinion does not constitute a recommendation to any stockholder of Therma-Wave as to whether such stockholder should tender shares of Therma-Wave Common Stock in connection with the Offer or how such stockholder should vote or act on any matter relating to the Transaction.

Needham & Company, LLC, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. We have been engaged by Therma-Wave as financial advisor in connection with the Transaction and to render this opinion and will receive a fee for our services, a significant portion of which is contingent on the consummation of the Merger. In addition, Therma-Wave has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and out of the rendering of this opinion and to reimburse us for certain of our out-of-pocket expenses. We have in the past provided investment banking and financial advisory services to Therma-Wave, for which services we have received customary compensation, including 50,907 shares of Therma-Wave Common Stock that are currently held by our parent company. In the ordinary course of our business, we may actively trade the equity securities of Therma-Wave and KLA-Tencor for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities. An affiliate of ours is the managing member of the general partner of limited partnerships that own in the aggregate 1,036,363 shares of Therma-Wave Common Stock; our affiliate disclaims beneficial ownership of the shares held by these partnerships except to the extent of its pecuniary interest therein.

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of Therma-Wave and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any proxy, information or solicitation/recommendation statement used in connection with the Transaction provided that this letter is quoted in full in such proxy, information or solicitation/recommendation statement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Therma-Wave Common Stock pursuant to the Merger Agreement is fair to such holders from a financial point of view.

Very truly yours,

/s/  Needham & Company, llc
Needham & Company, llc

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ANNEX III

APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW

§ 262.  Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of

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incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of nor consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days of the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal

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and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation is a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

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(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days of the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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